Exhibit 2.1

PURCHASE AND SALE AGREEMENT
by and between
Palo Duro Wind Holdings SellCo, LLC
as Seller,
and
Palo Duro Wind Portfolio, LLC
as Purchaser

dated as of October 30, 2014

i

EXHIBITS
Exhibit A	Defined Terms
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C-1	Form of Officer’s Certificate of Seller
Exhibit C-2	Form of Officer’s Certificate of Purchaser
Exhibit D	Form of Secretary’s Certificate
Exhibit E	Form of Incumbency Certificate
Exhibit F	Form of Guaranty Agreement

ANNEXES
Annex I	Manner and Forms of Payment of Purchase Price
Annex II	Purchase Price Calculation

SCHEDULES
Schedule 5.2	Capitalization
Schedule 5.3	Company Consents
Schedule 5.4	Business
Schedule 5.5	Bank Accounts
Schedule 5.6	Legal Proceedings
Schedule 5.8	Liabilities
Schedule 5.9	Taxes
Schedule 5.10	Regulatory Status
Schedule 5.11(a)	Material Contracts
Schedule 5.11(b)	Certain Material Contracts
Schedule 5.11(c)	Material Contracts Not in Effect
Schedule 5.11(d)	Breaches under Material Contracts
Schedule 5.12(b)	Land Contracts
Schedule 5.12(d)	Unrecorded Encumbrances
Schedule 5.13	Permits
Schedule 5.14(b)	Environmental Permits
Schedule 5.14(c)	Environmental Matters – Non-Compliance
Schedule 5.14(d)	Environmental Matters – Claims
Schedule 5.14(e)	Environmental Matters – Releases of Hazardous Materials
Schedule 5.15(a)	Intellectual Property
Schedule 5.20	Absence of Certain Changes
Schedule 5.21	Insurance
Schedule 7.1	Seller Consents and Purchaser Consents
Schedule 7.3	Certain Restrictions
Schedule 7.12	Excluded Items
Schedule K	Knowledge
Schedule PE	Permitted Encumbrances

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of October 30, 2014 (the “Effective Date”), by and between Palo Duro Wind Holdings SellCo, LLC, a Delaware limited liability company (“Seller”), and Palo Duro Wind Portfolio, LLC, a Delaware limited liability company (“Purchaser”).
RECITALS
WHEREAS, Seller owns one hundred percent (100%) of the membership interest (the “Interest”) of, and is the sole member of, Palo Duro Wind Project Holdings, LLC, a Delaware limited liability company (the “Company”);
WHEREAS, the Company (i) currently owns one hundred percent (100%) of the membership interest of, and is the sole member of, Palo Duro Wind Energy, LLC, a Delaware limited liability company (the “Project Company”), and (ii) following consummation of the Permitted Financing will own one hundred percent (100%) of the Class A membership interests of, and be the sole Class A member of, the Project Company (such interests, the “Project Company Interests”); and
WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, each on the terms and conditions set forth in this Agreement and the other Transaction Documents, all of the Interest.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Purchaser and Seller hereby agree as follows:
ARTICLE I
DEFINITIONS AND CONSTRUCTION
Section 1.1    Definitions. Terms defined in the preamble, recitals or other Sections of this Agreement shall have the meanings set forth therein and the terms defined in Exhibit A shall have the meanings set forth therein.
Section 1.2    Rules of Construction.
(a)    All “Article,” “Section,” “Exhibit,” “Annex” and “Schedule” references used in this Agreement are to articles, sections, exhibits, annexes and schedules to this Agreement unless otherwise specified. The Exhibits, Annexes and Schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes and references to this Agreement shall include a reference to all Exhibits, Annexes and Schedules, as the same may be amended, modified or supplemented from time to time.
(b)    A term defined as one part of speech (such as a noun) shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. A term defined in the singular number shall include the correlative plural and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear (except where a particular section or article is specified) and unless otherwise specified, any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. All references to a particular entity shall include a reference to such entity’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement. References to any agreement, document or instrument shall mean a reference to such agreement, document or instrument as the same may be amended, modified, supplemented or replaced from time to time. The word “or” will have the inclusive meaning represented by the phrase “and/or.” “Shall” and “will” mean “must”, and shall and will have equal force and effect and express an obligation. “Writing,” “written” and comparable terms refer to printing, typing, and other means of reproducing in a visible form. The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.
(c)    Time is of the essence in this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Relative to the determination of any period of time, “from” means “including and after,” “to” means “to but excluding” and “through” means “through and including.”
(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under, and all accounting determinations hereunder shall be made in accordance with, GAAP.
(e)    Any reference in this Agreement to “$” or “dollars” shall mean U.S. dollars.
(f)    Each Party acknowledges that this Agreement was negotiated by it with the benefit of representation by legal counsel, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.
ARTICLE II
PURCHASE AND SALE
Section 2.1    Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to Purchaser, on the Closing Date, all of Seller’s right, title and interest in, to and under, the Interest.

Section 2.2    Purchase Price. The aggregate consideration to be paid for the purchase of the Interest shall consist of the payment of the following amounts, with such payment to be made in the manner and in the forms of payment described in Annex I:
(a)    An amount equal to the Closing Purchase Price shall be paid by Purchaser to Seller on the Closing Date as provided in subparagraph 1(a) of Annex II hereof, plus
(b)    the Post-Closing Working Capital Adjustment Payment as provided in subparagraph 1(f) of Annex II hereof (whether positive or negative); plus
(c)    if applicable, the Completion True-Up Payment as provided in subparagraph 1(g) of Annex II hereof (whether positive or negative).
Section 2.3    Allocation of Purchase Price.
(a)    Within thirty (30) days after all adjustments to the Purchase Price pursuant to Annex II have been completed, Purchaser shall deliver to Seller a schedule (the “Purchase Price Allocation Schedule”) prepared in accordance with Section 755 of the Code and the Treasury Regulations promulgated thereunder. Thereafter, Seller and Purchaser shall use Commercially Reasonable Efforts to agree, within thirty (30) days of Seller’s receipt of the Purchase Price Allocation Schedule, to an allocation of the Purchase Price among the assets of the Acquired Companies that is consistent with the allocation methodology provided by Section 755 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”). Notwithstanding the foregoing, in the event Purchaser and Seller cannot agree as to the Allocation, each Party shall be entitled to take its own position in any Tax return, Tax proceeding or audit.
(b)    Seller shall cooperate with Purchaser to cause valid elections under Section 754 of the Code (and any corresponding provisions of state and local Tax law) to be in effect for the Acquired Companies for the taxable period in which Purchaser acquires the Interest.
ARTICLE III
CLOSING AND CLOSING CONDITIONS
Section 3.1    Closing. Subject to the satisfaction of the Closing Conditions, or the waiver thereof by the Party entitled to waive the applicable Closing Condition, the closing of the purchase and sale of the Interest and the consummation of the other transactions contemplated by this Agreement and the other Transaction Documents (the “Closing”) shall take place at the offices of Seller (or at such other place as the Parties may designate in writing) on the third (3rd) Business Day following the date on which all of the Closing Conditions have been satisfied (other than Closing Conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such Closing Conditions) or waived by the Party entitled to waive the applicable Closing Condition, unless another date is agreed to in writing by Purchaser and Seller. Unless otherwise agreed by the Parties in writing, the Closing shall be deemed effective and all right, title and interest of Seller in the Interest to be acquired by Purchaser hereunder shall be considered to have passed to Purchaser as of 12:01 a.m. Eastern Time on the Closing Date.

Section 3.2    Closing Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser:
(a)    an assignment and assumption agreement with respect to the Interest duly executed by Seller, substantially in the form attached hereto as Exhibit B;
(b)    a duly executed non-foreign person affidavit of Seller dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that Seller is not a “foreign person” as defined in Section 1445 of the Code;
(c)    (i) a certificate, dated as of the Closing Date and executed by an authorized officer of Seller substantially in the form attached as Exhibit C-1, (ii) a certificate, dated as of the Closing Date and executed by the Secretary or Assistant Secretary of Seller substantially in the form attached as Exhibit D, and (iii) an incumbency certificate, dated as of the Closing Date and executed by the Secretary or Assistant Secretary of Seller substantially in the form attached as Exhibit E;
(d)    a guaranty agreement duly executed by the Guarantor, substantially in the form attached hereto as Exhibit F (the “Guaranty Agreement”); and
(e)    all other previously undelivered certificates, agreements and other documents required by this Agreement to be delivered by Seller at or prior to the Closing in connection with the transactions contemplated by this Agreement.
Section 3.3    Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller:
(a)    the Closing Purchase Price;
(b)    an assignment and assumption agreement with respect to the Interest duly executed by Purchaser, substantially in the form attached hereto as Exhibit B;
(c)    (i) a certificate, dated as of the Closing Date and executed by an authorized officer of Purchaser substantially in the form attached as Exhibit C-2, (ii) a certificate, dated as of the Closing Date and executed by the Secretary or Assistant Secretary of Purchaser substantially in the form attached as Exhibit D, and (iii) an incumbency certificate, dated as of the Closing Date and executed by the Secretary or Assistant Secretary of Purchaser substantially in the form attached as Exhibit E; and
(d)    all other previously undelivered certificates, agreements and other documents required by this Agreement to be delivered by Purchaser at or prior to the Closing in connection with the transactions contemplated by this Agreement.
Section 3.4    Conditions Precedent to the Obligations of Purchaser and Seller. The respective obligations of each Party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in writing by agreement of Seller and Purchaser in whole or in part to the extent permitted by applicable Law):

(a)    There shall not be in effect any Law enacted, issued, entered or promulgated by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or any other Transaction Document.
(b)    There shall not be pending any suit, action or proceeding filed by any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or any other Transaction Document.
(c)    All Consents or orders of, or expirations of waiting periods imposed by, any Governmental Authority, that are legally required for the consummation of the transactions contemplated by this Agreement shall have occurred or been filed or obtained and shall be in full force and effect; provided, however, that the appeal period for any approval by FERC need not have expired.
(d)    The Company Consents (other than those referred to in Section 3.4(c)) which are marked with an asterisk on Schedule 5.3 shall have been obtained and be in full force and effect.
(e)    The Permitted Financing shall have been consummated.
Section 3.5    Conditions Precedent to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement and the other Transaction Documents are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in writing by Seller in whole or in part to the extent permitted by applicable Law):
(a)    The representations and warranties of Purchaser set forth in Article VI hereof (without regard to any materiality or material adverse effect qualifiers set forth therein) shall be true and correct on and as of the Closing Date with the same effect as though made at and as of such date (except for such representations and warranties made as of another stated date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and Seller shall have received a certificate substantially in the form attached as Exhibit C-2 signed by an authorized officer of Purchaser, dated the Closing Date, to the foregoing effect;
(b)    Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date and Seller shall have received a certificate substantially in the form attached as Exhibit C-2 signed by an authorized officer of Purchaser, dated as of the Closing Date, to the foregoing effect;
(c)    From and after the Effective Date, there shall not have occurred any Purchaser Material Adverse Effect; and

(d)    Purchaser shall have executed and delivered, or caused to be executed and delivered, to Seller all of the items set forth in Section 3.3.
Section 3.6    Conditions Precedent to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement and the other Transaction Documents are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in writing by Purchaser in whole or in part to the extent permitted by applicable Law):
(a)    The representations and warranties of Seller set forth in Article IV and Article V hereof (without regard to materiality and material adverse effect qualifiers set forth therein) shall be true and correct on and as of the Closing Date with the same effect as though made at and as of such date (except for such representations and warranties made as of another stated date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and Purchaser shall have received a certificate substantially in the form attached as Exhibit C-1 signed by an authorized officer of Seller, dated the Closing Date, to the foregoing effect;
(b)    Seller shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date and Purchaser shall have received a certificate substantially in the form attached as Exhibit C-1 signed by an authorized officer of Seller, dated as of the Closing Date, to the foregoing effect;
(c)    Seller shall have executed and delivered, or caused to be executed and delivered, to Purchaser all of the items set forth in Section 3.2;
(d)    From and after the Effective Date, there shall not have occurred any Material Adverse Effect;
(e)    The Project Company shall have been approved for benefits under the Management Services Agreement and the Cash Sweep and Credit Support Agreement and Purchaser shall have received a certificate substantially in the form attached as Exhibit C-1 signed by an authorized officer of Seller, dated the Closing Date, to the foregoing effect;
(f)    All of the COD Conditions (as defined in the Wind Energy Purchase Agreement) shall have been satisfied, and Purchaser shall have received a certificate substantially in the form attached as Exhibit C-1 signed by an authorized officer of Seller, dated as of the Closing Date, to the foregoing effect; and
(g)    Seller shall have caused the Title Company to issue the Title Policy for the Property, together with any endorsements that Purchaser may reasonably request.

Section 3.7    Frustration of Closing Conditions. Neither Seller nor Purchaser may rely on the failure of any Closing Condition if such failure was caused directly or indirectly by such Person’s failure to comply with any provision of this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING SELLER
Except as disclosed in, or qualified by any matter set forth in, the Schedules provided by Seller, Seller hereby represents and warrants to Purchaser:
Section 4.1    Organization. Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation.
Section 4.2    Authority; Enforceability. Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and the Transaction Documents to which Seller is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including to hold, sell and transfer the Interest. The execution and delivery by Seller of this Agreement and the Transaction Documents to which Seller is a party, and the performance by Seller of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary limited liability company action on behalf of Seller. This Agreement and the Transaction Documents to which Seller is a party have been duly and validly executed and delivered by Seller and constitute the legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.
Section 4.3    The Interest. Seller is the sole member of the Company, and holds the Interest free of all Encumbrances or restrictions on transfer other than (a) those arising under the Organizational Documents of the Company, (b) those arising under this Agreement, (c) those securing Taxes not yet due and payable, (d) those arising under any applicable securities Laws of any jurisdiction and (e) those arising under the documents entered into in connection with the Permitted Financing. Seller is the only Person with an interest in the profits, losses, distributions and capital of, or other economic interest in, the Company. The Interest is validly issued and fully paid. Seller has good and valid title to the Interest, free and clear of all Encumbrances other than as provided in the first sentence of Section 4.3.
Section 4.4    No Conflicts; Consents and Approvals. The execution and delivery by Seller of this Agreement and the Transaction Documents to which Seller is a party do not, and the performance by Seller of its obligations under this Agreement and the Transaction Documents to which Seller is or will be a party will not:
(a)    result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of Seller;

(b)    assuming all of the Seller Consents and Company Consents have been obtained, result in a violation or a breach of, default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time, or both), or require the giving of any notice under, any material Contract to which Seller is a party or Permit, except for any such violations, breaches or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, have a Material Adverse Effect; or
(c)    assuming all of the Seller Consents and Company Consents have been obtained, (i) result in a violation or breach of any term or provision of any Law applicable to Seller, except as would not have a Material Adverse Effect or (ii) require any Consent of any Governmental Authority under any applicable Law.
Section 4.5    Brokers. Seller has no liability or obligation to pay fees or commissions or like payments to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Purchaser or any Acquired Company could become liable or obligated.
ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES
Except as disclosed in, or qualified by any matter set forth in, the Schedules provided by Seller, Seller hereby represents and warrants to Purchaser:
Section 5.1    Organization. Each Acquired Company is a limited liability company duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation, and has all requisite limited liability company power and authority, as applicable, to conduct its business as it is now being conducted and to own, lease and operate its assets. Each Acquired Company is duly qualified or authorized to do business as a foreign company and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect. Prior to the Effective Date, Seller has made available to Purchaser complete and correct copies of the Organizational Documents of each Acquired Company, each as amended, restated or otherwise supplemented to the Effective Date, and such documents are in full force and effect.
Section 5.2    Capitalization.
(a)    Schedule 5.2 accurately sets forth (i) the ownership structure and capitalization of each Acquired Company as of the Effective Date, and (ii) the ownership structure to be in place following the consummation of the Permitted Financing as of the Closing Date (the “Post-Financing Ownership Structure”). The Post-Financing Ownership Structure will be updated on Schedule 5.2 as necessary in accordance with Section 7.7(a).
(b)    Except as set forth on Schedule 5.2, (i) there are no outstanding Equity Securities of any Acquired Company; (ii) no Acquired Company has granted to any Person any agreement or option, or any right or privilege capable of becoming an agreement or option, for the purchase, subscription, allotment or issue of any unissued interests, units or other securities (including convertible securities, warrants or convertible obligations of any nature) of any Acquired Company except pursuant to the Permitted Financing; and (iii) none of the Equity Securities of any Acquired Company are subject to any voting trust, member or partnership agreement or voting agreement or other agreement, right, instrument or understanding with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of any Equity Securities of any Acquired Company, other than the Organizational Documents of any Acquired Company or arising under the documents entered into in connection with the Permitted Financing.
(c)    Except for the Company’s ownership of the Project Company Interests and as set forth on Schedule 5.2, none of the Acquired Companies have subsidiaries or own Equity Interests in any Person.
Section 5.3    No Conflicts; Consents and Approval. The execution and delivery by Seller of this Agreement and the Transactions Documents to which Seller is a party do not, the performance by Seller of its obligations hereunder and thereunder will not, and the consummation of the transactions contemplated hereby and thereby will not:
(a)    result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of any Acquired Company;
(b)    assuming all of the Seller Consents and Company Consents have been obtained, result in a material violation or a material breach of, default (or give rise to any material right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time, or both), or require the giving of any notice under, any Material Contract or Permit or result in the imposition or creation of any Encumbrance (other than as set forth on Schedule 5.3) on any asset of any Acquired Company or on the Interest; or
(c)    assuming all of the Seller Consents and Company Consents have been obtained, (i) result in a material violation or material breach of any term or provision of any Law applicable to any Acquired Company or any of its assets or (ii) require any Consent of any Governmental Authority under any applicable Law.
Section 5.4    Business. The Business of the Acquired Companies is the only business operation carried on by the Acquired Companies. Except as disclosed in Schedule 5.4, the assets owned, leased or licensed by the Acquired Companies and the assets that the Acquired Companies otherwise have the right to use do, and immediately after the Closing, will constitute the tangible assets that are sufficient to conduct their Business as currently conducted and as conducted on the Closing Date and such assets, taken as a whole, are in good condition, normal wear and tear excepted. The Acquired Companies have good title to the assets they purport to own, free and clear of any Encumbrances (other than Permitted Encumbrances) and have valid leases, licenses or other rights to use the other assets referred to in the prior sentence, subject to the exception referred to in the prior sentence.

Section 5.5    Bank Accounts. Schedule 5.5 sets forth an accurate and complete list of the names and locations of banks, trust companies and other financial institutions at which each Acquired Company maintains accounts of any nature or safe deposit boxes and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.
Section 5.6    Legal Proceedings. Except as set forth on Schedule 5.6, there is no Claim pending, or to Seller’s Knowledge, threatened against any Acquired Company that affects any Acquired Company, the Project or the assets of any Acquired Company that (a) if adversely determined would materially affect any Acquired Company, the Project or any assets of any Acquired Company or (b) seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.
Section 5.7    Compliance with Laws and Orders. Each Acquired Company is in material compliance with all Laws and orders applicable to it; provided, however, that this Section 5.7 does not address Taxes, which are exclusively addressed by Section 5.9; employee matters and employee benefits, which are exclusively addressed by Sections 5.17 and 5.18, respectively; or environmental matters, which are exclusively addressed by Section 5.14.
Section 5.8    Liabilities. No Acquired Company has any liability or obligation that would be required to be disclosed on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations of the Acquired Companies (a) incurred in the Ordinary Course of Business, (b) that do not and are not individually or in the aggregate reasonably expected to have a Material Adverse Effect, (c) that constitute amounts due under the Material Contracts, or (d) as set forth in Schedule 5.8.
Section 5.9    Taxes. Except as set forth on Schedule 5.9: (a) all material Tax Returns that are required to be filed on or before the Closing Date by each Acquired Company have been or will have been duly and timely filed, (b) all such Tax Returns are true, correct and complete in all material respects, (c) all Taxes that are shown to be due on such Tax Returns and all other Taxes whether or not shown as due on such Tax Returns that are due and owing have been or will have been timely paid in full or have been or will be adequately reserved in accordance with GAAP, (d) all withholding Tax requirements imposed on the Acquired Companies have been satisfied in full in all material respects, except for amounts that are being contested in good faith, (e) no Acquired Company has in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency, (f) there are no pending or active, or to Seller’s Knowledge threatened audits or legal proceedings involving Tax matters with respect to the Acquired Companies nor has Seller been notified of any request for examination, (g) there are no liens for Taxes upon the Interests or upon any of the assets of the Acquired Companies, except for Permitted Encumbrances, (h) immediately upon Closing, none of the Acquired Companies will be a party to or will be bound by any Tax allocation or sharing agreement or Tax indemnity agreement (excluding, however, commercial agreements entered into in the Ordinary Course of Business and not primarily concerned with Taxes) pursuant to which it is liable for the Taxes of any other Person, other than any Tax allocation or sharing agreements, if any, that the Acquired Companies become subject to as a result of Purchaser’s ownership of the Company, (i) each of the Acquired Companies is, and has been since its formation, classified as either an entity disregarded as separate from its owner or a partnership for U.S. federal income tax purposes and has no liability for the Taxes of any Person under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise, (j) no written claim, or to Seller’s Knowledge unwritten claim, has been made by any Taxing Authority (domestic or foreign) in any jurisdiction where the Acquired Companies do not file Tax Returns that any such entity (or its owner for Tax purposes in the case of a disregarded entity) may be subject to Tax by that jurisdiction; (k) neither the Acquired Companies nor the Seller, nor any Affiliate of Seller with respect to the assets or operations of an Acquired Company, is or has ever entered into or been a party to any “listed transaction”, as defined in Section 1.6011-4(b)(2) of the Treasury Regulations; and (l) none of the Acquired Companies owns an interest in real property in any state or local jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property. The representations and warranties in this Section 5.9 are the sole and exclusive representations and warranties of Seller with respect to Taxes.
Section 5.10    Regulatory Status. The Project Company is an “Exempt Wholesale Generator” within the meaning of the Public Utility Holding Company Act of 2005, and has filed with FERC for authorization to charge market-based rates for sales of electric energy, capacity and ancillary services. Except as set forth on Schedule 5.10, no consent, approval, authorization, order, filing, registration or qualification of or with FERC or any other Governmental Authority is required to be obtained with respect to (a) the execution and delivery of the Transaction Documents, or (b) the consummation of the transactions contemplated by the Transaction Documents.
Section 5.11    Contracts.
(a)    Schedule 5.11(a) sets forth a list of the following Contracts to which an Acquired Company is a party or by which the Acquired Company may be bound (the “Material Contracts”):
(i)    Contracts for the future purchase, exchange or sale of electric power or ancillary services;
(ii)    Contracts for the future transmission of electric power;
(iii)    interconnection Contracts;
(iv)    other than Contracts of the nature addressed by Section 5.11(a)(i) - (iii) and the Land Contracts, Contracts (A) for the sale of any asset or (B) that grant a right or option to purchase or sell any asset, other than in each case Contracts relating to assets with a value of less than Five Hundred Thousand Dollars ($500,000);
(v)    other than Contracts of the nature addressed by Section 5.11(a)(i) - (iv) and the Land Contracts, Contracts for the future receipt of any assets or services requiring payments in excess of Five Hundred Thousand Dollars ($500,000) for each individual Contract;

(vi)    Contracts that purport to limit such Acquired Company’s freedom to compete in any line of business or in any geographic area;
(vii)    partnership, joint venture or limited liability company agreements;
(viii)    Contracts under which it has created, incurred, assumed or guaranteed any outstanding indebtedness for borrowed money or any capitalized lease obligation, or under which it has imposed a security interest on any of its assets, tangible or intangible, which security interest secures outstanding indebtedness for borrowed money;
(ix)    outstanding agreements of guaranty, surety or indemnification (excluding indemnification provisions customarily included in Contracts entered into in the Ordinary Course of Business), direct or indirect, by such Acquired Company;
(x)    Contracts for employment, management or consulting services providing annual compensation in excess of Two Hundred Fifty Thousand Dollars ($250,000) and which are not cancelable by such Acquired Company on notice (and without penalty) of ninety (90) days or less;
(xi)    all Contracts with respect to the purchase, issuance, transfer or Encumbrance of the membership interests of the Acquired Companies; and
(xii)    all Contracts with Seller or any Affiliate of Seller, on the one hand, and any Acquired Company, on the other hand.
(b)    Except as set forth on Schedule 5.11(b), Seller has provided Purchaser with, or access to, copies of all Material Contracts.
(c)    Except as set forth on Schedule 5.11(c), each of the Material Contracts, in all material respects, is in full force and effect and constitutes a valid and binding obligation of the Acquired Company party thereto and, to Seller’s Knowledge, of the other parties thereto.
(d)    Except as set forth on Schedule 5.11(d), no Acquired Company is in breach or default in any material respect under any Material Contract, and to Seller’s Knowledge, no other party to any of the Material Contracts is in breach or default in any material respect thereunder.
Section 5.12    Real Property.
(a)    The Property constitutes all the real property owned leased, licensed or subleased by any of the Acquired Companies.
(b)    Each Acquired Company has good and valid fee simple title to such portions of the Property that are owned in fee simple absolute, and good and valid leasehold title to such portions of the Property that are subject to leasehold interests, easements and rights-of-way appertaining or related thereto, in each case, which is indicated on Schedule 5.12(b) as being owned or leased by such Acquired Company, as applicable, free and clear of all Encumbrances, other than Permitted Encumbrances.

(c)    Part I of Schedule 5.12(b) contains a true and complete list of all Land Contracts that are included in the assets of the identified Acquired Company. Seller has provided Purchaser with, or access to, copies of all of the Land Contracts described in Part I of Schedule 5.12(b), as well as the Proforma Policies and surveys with respect thereto and, other than as described in Part II of Schedule 5.12(b):
(i)    each of such Land Contracts is in full force and effect and constitutes a valid and binding obligation of the Acquired Company party thereto and, to Seller’s Knowledge, of the other parties thereto;
(ii)    no Acquired Company is in breach or default in any material respect under any Land Contract, and to Seller’s Knowledge, no other party to any of the Land Contracts is in breach or default in any material respect thereunder; and
(iii)    pursuant to the Land Contracts described in Part I of Schedule 5.12(b), the Project Company leases or holds an easement interest, license or permit to use the Property included in the Project Site, in each case, free and clear of all Encumbrances (except for Permitted Encumbrances) created by, through or under the Project Company.
(d)    Other than as described in Schedule 5.12(d), to Seller’s Knowledge, there are no unrecorded Encumbrances affecting the Property included in the Project Site or any portion thereof other than Permitted Encumbrances.
(e)    There is no Claim pending or, to Seller’s Knowledge, threatened against or involving the Property before any Governmental Authority, including any condemnation proceedings.
(f)    No Acquired Company has received written notice of, nor, to Seller’s Knowledge, has there been any violation of any covenant or restriction applicable to the Property, or any part thereof, from any Governmental Authority or third party or notice of any violation of any zoning, building, fire or health code or any other Law (or alleged to be applicable) to the Property, or any part thereof.
(g)    There is no pending litigation known to any Acquired Company or Seller affecting the Property, nor any eminent domain proceedings affecting or threatened against the Property, nor, to Seller’s Knowledge, has there been any occurrence that is reasonably foreseeable to result in any such litigation. Seller has no knowledge of any other such threatened litigation which might result in a judicial or equitable mortgage against the Property or which might result in a consummation of judgment against Purchaser. If any Acquired Company is served with process or receives notice that litigation may be commenced against it, Seller shall promptly notify Purchaser.
(h)    Other than Permitted Encumbrances, to Seller’s Knowledge, there are no leases or licenses affecting the Property or any part thereof, and no Person has occupancy or possession of, and no Person (other than the Purchaser pursuant to this Agreement) has any right or option to purchase or acquire, the Property, or any part thereof or interest therein.

(i)    No Acquired Company has entered into or made any outstanding options, rights of first offer or rights of first refusal to purchase any Land Contract, the Property or any portion thereof or interests therein, with the exception of the following with regard to the laydown yard - Repurchase Option Agreement by and between Davy L. Gurley and Vicki M. Gurley, as “Option Holder”, and Palo Duro Wind Land Holdings, LLC, as “Palo Duro”, dated as of November 6, 2013, recorded as Instrument No. 2013-104045 in the Official Public Records of Ochiltree County, Texas; amended by that certain First Amendment to Repurchase Option Agreement between Option Holder and Palo Duro, dated as of January 23, 2014, recorded as Instrument No. 2014-222 in the Official Public Records of Ochiltree County, Texas; and assigned to Palo Duro Wind Energy, LLC by that certain Assignment and Assumption of Repurchase Option Agreement dated as of January 25, 2014, recorded as Instrument No. 2014-464 in the Official Public Records of Ochiltree County, Texas.
Section 5.13    Permits.
(a)    Except as set forth on Schedule 5.13:
(i)    the Acquired Companies have all material Permits required by applicable Law for the ownership, use or operation of the Business by the Acquired Companies in the manner in which the Business is currently owned and operated and in the manner in which the Business is currently proposed to be owned and operated following the Closing (the “Material Permits”);
(ii)    the Acquired Companies hold, and have timely applied for renewal of, all Material Permits, except any such Permits relating exclusively to the construction (and not operation) of the Business and that are no longer required to continue the construction of the Business;
(iii)    all such Material Permits are in full force and effect;
(iv)    there are no proceedings pending or, to Seller’s Knowledge, threatened which might reasonably result in the revocation, suspension, or adverse modification of any such Material Permits; and
(v)    all Material Permits are set forth on Schedule 5.13 and Seller has made available to Purchaser copies of all such Material Permits.
(b)    Except as set forth on Schedule 5.13, such Acquired Company is in material compliance with all Material Permits set forth on Schedule 5.13 as being held by such Acquired Company, and neither Seller nor any Acquired Company has received any written notification from any Governmental Authority alleging that any Acquired Company is in material violation of any of such Material Permits, other than in respect of any allegation that no longer remains pending.
(c)    This Section 5.13 does not address Permits required under Environmental Law, which are exclusively addressed by Section 5.14.

Section 5.14    Environmental Matters.
(a)    Seller has made available to Purchaser copies of all material environmental site assessment reports in the possession or control of Seller or an Acquired Company and that relate to environmental matters concerning the operation of the Business.
(b)    The Acquired Companies hold and maintain all Permits required under Environmental Law for the ownership, use or operation of the Business by the Acquired Companies in the manner in which they are currently, or to be, owned and operated (“Environmental Permits”), all Environmental Permits are in good standing and are in full force and effect, and, to Seller’s Knowledge, no Permit is threatened to be revoked, revised, modified or not renewed. All Environmental Permits held are set forth on Schedule 5.14(b), and Seller has made available to Purchaser copies of all such Permits.
(c)    Except as set forth in Schedule 5.14(c): (i) each Acquired Company is in compliance in all material respects with all Environmental Laws and Environmental Permits, and (ii) the Acquired Company has not received any written communication alleging either or both that (1) the Acquired Company may be in violation of any Environmental Law, or any Permit issued pursuant to Environmental Law, or (2) the Acquired Company may have any liability under any Environmental Law;
(d)    Except as set forth in Schedule 5.14(d), no Acquired Company has been served with written notice of any material Environmental Claims that are currently outstanding, and to Seller’s Knowledge, no material Environmental Claims are threatened against an Acquired Company by any Person under any Environmental Laws. Each Acquired Company is not the subject of any outstanding order or contract with any Governmental Authority or any other third party respecting Environmental Laws, including any remedial action or any Release or threatened Release of a Hazardous Material.
(e)    Except as set forth in Schedule 5.14(e), to Seller’s Knowledge, there has been no Release of any Hazardous Material as a result of acts or omissions of the Acquired Companies at or from any Property in connection with the Business that would reasonably be expected to result in a Material Adverse Effect.
(f)    This Section 5.14 contains the sole and exclusive representations and warranties of Seller with respect to Hazardous Materials, Environmental Laws, and other environmental matters, as identified herein.
Section 5.15    Intellectual Property.
(a)    Except as set forth on Schedule 5.15(a), the Acquired Companies own, free and clear of any Encumbrances other than Permitted Encumbrances, or have the licenses or rights to use for the Business, all material Intellectual Property currently used in the Business and that will be required for Purchaser to operate the Business as currently proposed to be operated following the Closing, without payment to any Person, and the consummation of the transactions contemplated hereby will not alter or impair any such right. To Seller’s Knowledge, the use by the Acquired

Companies of the Intellectual Property currently used in the Business does not infringe on the rights of any Person that would reasonably be expected to have a Material Adverse Effect.
(b)    Neither Seller nor any Acquired Company has (i) received from any Person a claim in writing, or, to Seller’s Knowledge, unwritten, that any Acquired Company is infringing in any material respect the Intellectual Property of such Person, or (ii) received any written notice or, to Seller’s Knowledge, unwritten, of any default, and, to Seller’s Knowledge, no event has occurred that with notice or lapse of time, or both, would constitute a material default under any material Intellectual Property License that would reasonably be expected to have a Material Adverse Effect.
(c)    Seller and each of the Acquired Companies has taken reasonable measures to protect the confidentiality of all material trade secrets.
Section 5.16    Brokers. The Acquired Companies have no liability or obligation to pay fees or commissions or like payments to any broker, finder or agent with respect to the transactions contemplated by this Agreement.
Section 5.17    Employee Matters. No Acquired Company has, nor has ever had, any employees. No Acquired Company is a party to a collective bargaining agreement.
Section 5.18    Employee Benefits. The Acquired Companies do not sponsor or maintain any Benefit Plan and no Acquired Company has or has ever had any liability, actual or contingent, with respect to any Benefit Plan. The Acquired Companies have no liability with respect to any defined benefit pension plan or any post-retirement welfare plan.
Section 5.19    Financial Statements. Seller has made available to Purchaser true and complete copies of the unaudited financial statements of each Acquired Company, in each case, consisting of a balance sheet for the period ending September 30, 2014 (the “Balance Sheet Date”) and the related statements of income for the period then ended (the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP and fairly present, in all material respects, the financial position of each Acquired Company, respectively, as of the Balance Sheet Date (subject to the absence of notes and normal year-end adjustments which are not material, either individually or in the aggregate).
Section 5.20    Absence of Certain Changes. Except as set forth in Schedule 5.20, since the Effective Date, (a) each Acquired Company has operated, in all material respects, in the Ordinary Course of Business and (b) there has not been any event or condition that has had or would reasonably be expected to result in a Material Adverse Effect.
Section 5.21    Insurance. Seller or its Affiliates maintain insurance policies or other arrangements with respect to the Business consistent with the insurance coverage described on Schedule 5.21.
Section 5.22    Permitted Financing. On the Closing Date, the terms of the final, executed documents in connection with the Permitted Financing will not diverge in any material and adverse respect relative to the governance terms included in (i) the drafts of the Permitted Financing documents delivered by Seller to Purchaser on October 28, 2014 and (ii) the Letter of Intent; provided, however, that no change shall be deemed to be material and adverse if it results in a corresponding adjustment to the Base Purchase Price pursuant to Annex II.
Section 5.23    Projections. Seller has prepared the financial projections in the Project Model (as defined in Annex II) (the “Projections”) in good faith, and has developed reasonable assumptions on which such Projections are based. The Projections are consistent in all material respects with the financial provisions of the Contracts relied upon or taken into account in developing such Projections.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as disclosed in, or qualified by any matter set forth in, the Schedules provided by Purchaser, Purchaser hereby represents and warrants to Seller:
Section 6.1    Organization. Purchaser is a limited liability company duly formed, validly existing and in good standing under the Laws of Delaware.
Section 6.2    Authority. Purchaser has all requisite limited liability company power and authority to execute and deliver this Agreement and the Transaction Documents to which Purchaser is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Transaction Documents to which Purchaser is a party, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary limited liability company action on behalf of Purchaser. This Agreement and the Transaction Documents to which Purchaser is a party have been duly and validly executed and delivered by Purchaser and constitute the legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.
Section 6.3    No Conflicts; Consents and Approvals. The execution and delivery by Purchaser of this Agreement and the Transaction Documents to which Purchaser is a party do not, and the performance by Purchaser of its obligations under this Agreement and the Transaction Documents to which Purchaser is or will be a party will not:
(a)    result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of Purchaser;
(b)    assuming all of the Purchaser Consents and Company Consents have been obtained, result in a violation or breach of, or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time, or both), or require the giving of any notice under, any material Contract to which Purchaser is a party or

Permit, except for any such violations, breaches or defaults (or rights of termination, cancellation or acceleration) which would not, in the aggregate, have a Purchaser Material Adverse Effect; or
(c)    assuming all of the Purchaser Consents and Company Consents have been obtained, (i) result in a violation or breach of any term or provision of any Law applicable to Purchaser, except as would not have a Purchaser Material Adverse Effect or (ii) require any Consent of any Governmental Authority under any applicable Law.
Section 6.4    Brokers. Purchaser has no liability or obligation to pay fees or commissions or like payments to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller or any Acquired Company could become liable or obligated.
Section 6.5    Acquisition as Investment. Purchaser is acquiring the Interest for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person. Purchaser acknowledges that the Interest are not registered pursuant to the 1933 Act and that none of the Interest may be transferred, except pursuant to an effective registration statement under, or an applicable exception from registration under, the 1933 Act. Purchaser is an “accredited investor” as defined under Rule 501 promulgated under the 1933 Act.
Section 6.6    Opportunity for Independent Investigation; No Other Representations. Purchaser acknowledges that: (a) it has had the opportunity to visit with Seller and meet with Seller’s Representatives to discuss any Acquired Company and its business, assets, operations, condition (financial or otherwise) and prospects, (b) all materials and information requested by Purchaser have been provided to Purchaser to Purchaser’s reasonable satisfaction; and (c) except as set forth in Article IV and Article V, none of Seller, any Acquired Company or any Affiliate or Representative thereof makes any representation or warranty, express or implied, as to the Interest, any Acquired Company or the business, assets, operations, condition (financial or otherwise) or prospects of any Acquired Company.
Section 6.7    Legal Proceedings. There is no Claim pending or, to Purchaser’s knowledge, threatened against Purchaser that seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.
Section 6.8    Compliance with Laws and Orders. Purchaser is not in violation of or in default under any Law or order applicable to Purchaser or its assets the effect of which, in the aggregate, would reasonably be expected to hinder, prevent or delay Purchaser from performing its obligations hereunder.
ARTICLE VII
COVENANTS AND AGREEMENTS
Section 7.1    Regulatory and Other Approvals. During the Interim Period:
(a)    The Parties will, in order to consummate the transactions contemplated hereby, (i) proceed diligently and in good faith and use Commercially Reasonable Efforts (including using Commercially Reasonable Efforts to appeal any adverse determination that is appealable), as promptly as practicable, to obtain the Seller Consents, Company Consents and Purchaser Consents in form and substance reasonably satisfactory to Seller and Purchaser, and to make all required filings with, and to give all required notices to, the applicable Governmental Authorities and (ii) cooperate in good faith with the applicable Governmental Authorities and provide promptly such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith; provided, however, notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that neither Purchaser nor Seller shall have any obligation to pay any consideration, other than customary fees imposed by Governmental Authorities, or to offer to grant, or agree to, any financial or other accommodation in order to obtain any of the Seller Consents, Company Consents and Purchaser Consents.
(b)    The Parties will provide prompt notification to each other when any such approval referred to in Section 7.1(a) is obtained, taken, made, given or denied, as applicable, and will advise each other of any material communications with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement.
Section 7.2    Access of Purchaser.
(a)    During the Interim Period, Seller will provide, and will cause the Acquired Companies to provide, Purchaser and its Representatives with reasonable access, upon reasonable prior notice (but in no event less than one (1) Business Day’s prior written notice) and during normal business hours, to the Acquired Companies and the officers and employees of Seller and its Affiliates, and their Representatives who have significant responsibility for one or more Acquired Companies, but only to the extent that such access does not unreasonably interfere with the business of Seller and its Affiliates or the Business, and that such access is reasonably related to the requesting Party’s obligations and rights hereunder, and subject to compliance with applicable Laws; provided, however, that neither Purchaser, nor any of its Affiliates or Representatives, shall conduct any environmental site assessment or activities or other studies with respect to the Property, the Project Company or its other properties without the prior written consent of Seller in its sole and absolute discretion; and provided, further, that Seller shall have the right to (i) have a Representative present for any communication with employees or officers of Seller or its Affiliates and (ii) impose reasonable restrictions and requirements for safety purposes. Any access/disclosure to Purchaser pursuant to the foregoing shall be subject to such access/disclosure (w) not violating any applicable Laws, (x) not resulting in the waiver of any attorney/client, work product, or similar privilege, (y) not being of confidential information concerning the activities of Seller or its Affiliates (other than the Acquired Companies) that is unrelated to the Acquired Companies or the Business, or (z) not being of proprietary models of Seller or any of its Affiliates pertaining to energy project evaluation, energy price curves or projections, or other economic predictive models.
(b)    During the Interim Period, in no event shall Purchaser or any of Purchaser’s Affiliates hold any meetings with, or otherwise communicate with, any suppliers, other vendors or customers of any Acquired Company, or any Representatives of any Governmental Authority, regarding the Business or any Acquired Company without the prior consent of Seller (which consent will not be unreasonably withheld, conditioned or delayed). At any such meeting consented to by Seller, a Representative of Seller shall be entitled to participate therein.
(c)    Purchaser assumes any and all risks of loss associated with or arising out of the access and other rights under this Section 7.2.
Section 7.3    Certain Restrictions. Except as required or permitted hereby, or as otherwise set forth in Schedule 7.3, during the Interim Period, Seller will cause the Acquired Companies to operate in the Ordinary Course of Business. Without limiting the foregoing, except as otherwise set forth in Schedule 7.3 and/or in the Ordinary Course of Business, as required or expressly permitted by other provisions of this Agreement or as consented to by Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, Seller will, during the Interim Period, cause the Acquired Companies not to:
(a)    create, permit or allow any Encumbrances (other than Permitted Encumbrances) to be imposed on or against any of the material assets or create, permit or allow any Encumbrances to be imposed on or against any of the Interest;
(b)    grant any waiver of any material term under any Material Contract or any Land Contract;
(c)    sell, transfer, convey, assign, distribute, remove or otherwise dispose of any assets outside the Ordinary Course of Business;
(d)    other than (i) accounts payable incurred in the Ordinary Course of Business or otherwise incurred pursuant to the Material Contracts or (ii) short term, unsecured borrowings or intercompany loans or guarantees that are paid in full and discharged prior to the Closing, incur, create, assume or otherwise become liable for indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any other Person;
(e)    except as may be required to meet the requirements of applicable Laws or GAAP, change any accounting method or practice in a manner that is inconsistent with past practice in a way that would reasonably be expected to result in a Material Adverse Effect;
(f)    fail to maintain its existence or consolidate or merge with any other Person or acquire all or substantially all of the assets of any other Person;
(g)    authorize, issue, transfer, dispose, sell or grant any options, warrants, calls or other rights to purchase or otherwise acquire any Equity Securities of any Acquired Company;
(h)    liquidate, dissolve, recapitalize, reorganize or otherwise wind up its business or operations;
(i)    purchase any securities of any Person, except for short-term investments made in the Ordinary Course of Business;

(j)    enter into, terminate, modify or amend (i) any material Permit, (ii) any Material Contract, or (iii) any Contract involving total consideration throughout its term in excess of Five Hundred Thousand Dollars ($500,000) (other than Contracts entered into in the Ordinary Course of Business which will be fully performed prior to Closing);
(k)    waive any claims having a value in excess of Two Hundred Fifty Thousand Dollars ($250,000), individually or in the aggregate;
(l)    make any material election with respect to Taxes not required by applicable Law that could have a continuing effect on the relevant Acquired Company following the Closing Date;
(m)    amend or modify its Organizational Documents;
(n)    enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement that affects the Acquired Companies or the Project;
(o)    hire any employees or adopt any Benefit Plan; or
(p)    agree or commit to do any of the foregoing.
Notwithstanding the foregoing, Seller may permit any of the Acquired Companies to take actions with respect to emergency situations so long as Seller shall, upon receipt of notice of any such actions, promptly inform Purchaser of any such actions taken outside the Ordinary Course of Business.
Section 7.4    Spare Parts. Notwithstanding anything in this Agreement to the contrary, prior to the Closing, Seller shall have the right to use spare parts in the Ordinary Course of Business of the Acquired Companies.
Section 7.5    Casualty. Other than when any of the assets of any Acquired Company are damaged or destroyed by casualty loss during the Interim Period and such loss would constitute a Material Adverse Effect (after taking into account the provisions of this Section 7.5), if any of the assets of any Acquired Company are damaged or destroyed by casualty loss during the Interim Period, the sum of (a) the cost of restoring such damaged or destroyed assets to a condition reasonably comparable to their prior condition (net of and after giving effect to any insurance proceeds received by any of the Acquired Companies for such restoration), and (b) to the extent not included in the preceding clause (a), the amount of any lost net revenues reasonably expected to accrue after the Closing as a result of such casualty loss of assets of any Acquired Company shall be estimated by a qualified firm reasonably acceptable to Purchaser and Seller and selected by Purchaser and Seller in good faith promptly after the date of the event giving rise to the casualty loss (the “Casualty Value”). Seller shall either (i) repair or replace such damaged or destroyed assets to a condition reasonably comparable to their prior condition and, if applicable, reduce the Purchase Price by the portion of the Casualty Value attributed to any lost net revenues reasonably expected to accrue after the Closing as a result of such casualty loss (net of and after giving effect to any insurance proceeds received by any of the Acquired Companies related thereto) or (ii) reduce the amount of the Purchase Price by such Casualty Value. Seller shall provide Purchaser notice of its election within five (5) Business Days after the qualified firm selected to determine the Casualty Value notifies Seller and Purchaser of the amount of the Casualty Value. In the absence of a Material Adverse Effect, whether Seller elects to proceed under clause (i) or (ii) above, such casualty loss shall not affect the Closing. Seller and Purchaser shall use reasonable efforts to cause the qualified firm that is selected to determine the Casualty Value to make such determination promptly following such firm’s selection, but in any event not later than ten (10) days following such firm’s selection.
Section 7.6    Condemnation. Other than when any of the assets of any Acquired Company are taken by condemnation during the Interim Period and such loss would constitute a Material Adverse Effect (after taking into account the provisions of this Section 7.6), if any of the assets of any Acquired Company are taken by condemnation during the Interim Period, the sum of (a) the value of such assets in a condemnation proceeding (as determined by a qualified firm reasonably acceptable to Purchaser and Seller) and (b) to the extent not included in the preceding clause (a), the amount of any lost net revenues reasonably expected to accrue after the Closing as a result of such condemnation of such assets (net of and after giving effect to any condemnation award proceeds to be paid to the Acquired Companies and any Tax benefits to the Acquired Companies related thereto) shall be estimated by a qualified firm reasonably acceptable to Purchaser and Seller and selected by Purchaser and Seller in good faith and promptly after the date of the event giving rise to the condemnation (the “Condemnation Value”). Seller shall either (i) replace the assets that are subject to the condemnation proceeding with reasonably comparable assets and, if applicable, reduce the Purchase Price by the portion of the Condemnation Value attributed to any lost net revenues reasonably expected to accrue after the Closing as a result of such condemnation proceeding or (ii) reduce the Purchase Price by such Condemnation Value. Seller shall provide Purchaser notice of its election within five (5) Business Days after the qualified firm selected to determine the Condemnation Value notifies Seller and Purchaser of the amount of the Condemnation Value. In the absence of a Material Adverse Effect, whether Seller elects to proceed under clause (i) or (ii) above, such condemnation proceeding shall not affect the Closing. Seller and Purchaser shall use reasonable efforts to cause the qualified firm that is selected to determine the Condemnation Value to make such determination promptly following such firm’s selection, but in any event not later than ten (10) days following such firm’s selection.
Section 7.7    Updating.
(a)    At any time prior to Closing, by written notice to Purchaser, Seller may supplement or amend any of the Schedules to include thereon any matters that have arisen after the Effective Date as a result of any actions or inactions of Seller and/or any of its Affiliates in respect of any of the Acquired Companies, the Project or the Facility that are not prohibited by Section 7.3, including any specific activities expected to be undertaken by Seller and its Affiliates during the Interim Period as set forth on Schedule 7.3. Any such Schedules that are supplemented or amended in accordance with this Section 7.7(a) shall be deemed so supplemented or amended for all purposes of this Agreement as if such matters were listed on such Schedules as of the Effective Date.

(b)    In addition to the supplement or amendments to the Schedules made by Seller pursuant to Section 7.7(a), Seller may from time to time notify Purchaser of any changes or additions to any of the Schedules of which it has Knowledge that may be necessary to correct any matter that would otherwise constitute a breach of any representation or warranty of Seller in Articles IV or V such that the closing condition in Section 3.6(a) cannot be satisfied. No such updates made pursuant to this Section 7.7(b) shall be deemed to cure any inaccuracy of any representation or warranty made in this Agreement as of the Effective Date or for purposes of Section 3.6(a) unless Purchaser specifically agrees thereto in writing; provided, however, that if the Closing shall occur despite the fact that Seller had notified Purchaser of any changes or additions such that the closing condition in Section 3.6(a) could not be satisfied, then, notwithstanding anything in this Agreement to the contrary (including Article X), no matters disclosed by Seller prior to the Closing that constituted breaches of one or more representations or warranties of Seller in Articles IV or V as of the date of the Agreement or as of the Closing Date shall be the basis for any indemnification by Seller pursuant to Section 10.1(a).
Section 7.8    Announcements. No press release or other public announcement, or public statement or comment in response to any inquiry, relating to this Agreement or the transactions contemplated hereby shall be issued or made by either Purchaser or Seller, or any of their Affiliates, without the consent of Purchaser or Seller, as the case may be, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that a press release or other public announcement, regulatory filing, statement or comment made without such consent, including in furtherance of the requirements of Section 7.1, shall not be in violation of this Section 7.8 if it is made in order to comply with applicable Laws or stock exchange rules and in the reasonable judgment of the Party or Affiliate making such release or announcement, based upon advice of counsel, prior review and joint approval, despite reasonable efforts to obtain the same, would prevent dissemination of such release or announcement in a sufficiently timely fashion to comply with such applicable Laws or rules; provided, further, that in all instances Purchaser or Seller, as the case may be, shall provide prompt notice of any such release, announcement, statement or comment to the other Party.
Section 7.9    Post-Closing Books and Records. From and after Closing, Purchaser agrees to preserve and keep the books and records of any Acquired Company that relate to the period prior to the Closing Date (including all accounting records) for a period of six (6) years from the Closing, or for any longer periods as may be required by any Governmental Authority or ongoing litigation. If Purchaser wishes to destroy such records after such time period, it shall give sixty (60) days’ prior written notice to Seller and Seller shall have the right at its option and expense, upon prior written notice within such sixty (60)-day period, to take possession of the books and records within ninety (90) days after the date of Purchaser’s notice to Seller. From and after Closing, Purchaser agrees, upon reasonable prior notice from Seller, to provide to Seller and its Representatives access to or copies of books and records of any Acquired Company to the extent relating to events that occurred prior to Closing.
Section 7.10    Further Assurances. Subject to the terms and conditions of this Agreement, each Party shall (at its own cost and expense) at any time and from time to time, upon reasonable request, (a) do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged and delivered, all such further acts, transfers or assignments as may be reasonably required to consummate the transactions in accordance with the terms hereof and to cause to be fulfilled the Closing Conditions, and (b) take such other actions as may be reasonably required in order to carry out the intent of or otherwise implement or give effect to this Agreement; provided that in no event shall any Party be required to take any action which (i) increases, in any way, the liability or obligations of such Party, (ii) in the opinion of its counsel, is unlawful or would or could constitute a violation of any applicable Law or require the approval of any Governmental Authority or (iii) could reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement.
Section 7.11    Distributions. Notwithstanding anything in this Agreement to the contrary, Seller shall have the right to cause the Acquired Companies to pay cash dividends, make cash distributions and assign accounts receivable to Seller or its Affiliates at any time prior to the Closing.
Section 7.12    Excluded Items. Notwithstanding anything in this Agreement to the contrary, Purchaser and Seller agree that transactions contemplated herein shall exclude those items listed on Schedule 7.12 (the “Excluded Items”). Seller shall retain all benefits and liabilities with respect to the Excluded Items, and Seller shall, prior to the Closing Date, use Commercially Reasonable Efforts to cause the Acquired Companies to distribute, transfer or assign, in each case effective as of or prior to the Closing, each Excluded Item to Seller or a non-Acquired Company Affiliate of Seller. Purchaser acknowledges that the inability of Seller to have any Excluded Item distributed, transferred or assigned, in each case effective as of or prior to the Closing, from any Acquired Company for any reason shall not delay Closing, and any Excluded Item that Seller is unable to so distribute, transfer or assign by the Closing shall be referred to as a “Non-Transferred Excluded Item.” After the Closing Date with respect to each Non-Transferred Excluded Item, Purchaser shall, at Seller’s expense, use Commercially Reasonable Efforts to cause any Person under its control with knowledge of relevant facts pertaining to any Non-Transferred Excluded Item to provide assistance to Seller as reasonably requested by Seller to cause the transfer of each Non-Transferred Excluded Item following the Closing Date to Seller or a non-Acquired Company Affiliate of Seller and, pending such transfer, to optimize the value of each Non-Transferred Excluded Item. If any payment is received by an Acquired Company, or any other value is received by an Acquired Company as a result of its ownership of a Non-Transferred Excluded Item following the Closing Date, then Purchaser will cause the applicable Acquired Company to pay over such payment or an equivalent amount equal to such value received to Seller or a non-Acquired Company Affiliate of Seller.
ARTICLE VIII
TERMINATION
Section 8.1    Termination of Agreement. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, as follows:
(a)    by the mutual written consent of Seller and Purchaser at any time prior to the Closing, such termination to be effective as of the date both Seller and Purchaser have signed such written consent;

(b)    by either Purchaser or Seller, by written notice to the other, if the Closing shall not have been consummated on or prior to the Outside Date, such termination to be effective as of the date such written notice is deemed duly given, provided or furnished in accordance with Section 12.1; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Purchaser or Seller, as applicable, if Purchaser or Seller, as applicable, has breached any of its respective representations and warranties contained in this Agreement or has failed to perform or comply with any of its respective obligations, covenants, agreements or conditions required to be performed or complied with by such Party under this Agreement and such breach or failure has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c)    by either Purchaser or Seller, by written notice to the other, if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited, or there shall be in effect a final non-appealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, it being agreed that the Parties hereto shall comply with their obligations under Section 7.1 with respect to any adverse determination which is appealable, such termination to be effective as of the date such written notice is deemed duly given, provided or furnished in accordance with Section 12.1;
(d)    by Seller, by written notice to Purchaser, if Purchaser has breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement or if any representation or warranty of Purchaser contained in this Agreement shall be untrue and, as a result thereof, any Closing Condition would not then be satisfied at the time of such breach or failure, such termination to be effective as of the date such written notice is deemed duly given, provided or furnished in accordance with Section 12.1; provided, however, that if such breach or failure is curable by Purchaser prior to the Outside Date through the exercise of its Commercially Reasonable Efforts, then for so long as Purchaser continues to exercise such Commercially Reasonable Efforts, Seller may not terminate this Agreement under this Section; provided, further, that Seller is not then in material breach of the terms of this Agreement, and provided, further, that no cure period shall be required for a breach or failure which by its nature cannot be cured;
(e)    by Purchaser, by written notice to Seller, if Seller has breached or failed to perform any representation, warranty, covenant or agreement contained in this Agreement or if any representation or warranty of Seller contained in this Agreement shall be untrue and, as a result thereof, any Closing Condition would not then be satisfied at the time of such breach or failure, such termination to be effective as of the date such written notice is deemed duly given, provided or furnished in accordance with Section 12.1; provided, however, that if such breach or failure is curable by Seller prior to the Outside Date through the exercise of its Commercially Reasonable Efforts, then for so long as Seller continues to exercise such Commercially Reasonable Efforts Purchaser may not terminate this Agreement under this Section; provided, further, that Purchaser is not then in material breach of the terms of this Agreement, and provided, further, that no cure period shall be required for a breach or failure which by its nature cannot be cured;

(f)    by Seller, by written notice to Purchaser, if all the Closing Conditions have been satisfied (other than Closing Conditions that by their nature are to be satisfied at the Closing) or waived in writing by the applicable Party and Purchaser fails to consummate the transactions contemplated hereby at the Closing, such termination to be effective as of the date such written notice is deemed duly given, provided or furnished in accordance with Section 12.1; or
(g)    by Purchaser, by written notice to Seller, if all the Closing Conditions have been satisfied (other than Closing Conditions that by their nature are to be satisfied at the Closing) or waived in writing by the applicable Party and Seller fails to consummate the transactions contemplated hereby at the Closing, such termination to be effective as of the date such written notice is deemed duly given, provided or furnished in accordance with Section 12.1.
Section 8.2    Effect of Termination.
(a)    If this Agreement is validly terminated pursuant to Section 8.1, there will be no liability or obligation on the part of Seller or Purchaser (or any of their respective Representatives or Affiliates), this Agreement shall thereupon terminate and become void and of no further force and effect and the consummation of the transactions contemplated by this Agreement shall be abandoned without further action of the Parties, except as provided in this Section 8.2.
(b)    Regardless of the reason for termination, Section 8.2, Article X (other than the provisions of Article X that are applicable only from and after the occurrence of the Closing), and Article XII will survive any termination of this Agreement, and each Party shall continue to be liable for any breach of this Agreement by such Party occurring prior to such termination.
(c)    Upon termination of this Agreement by any Party for any reason, Purchaser shall return or destroy, in accordance with the terms of the Confidentiality Agreement, all Confidential Information (as defined in the Confidentiality Agreement) and all other documents and other materials relating to any Acquired Company, or this Agreement and the transactions contemplated hereby, whether obtained before or after the execution of this Agreement (collectively, the “Transaction Materials”) and all Transaction Materials received by Purchaser with respect to any Acquired Company, the Project, the Business or Seller shall remain subject to the Confidentiality Agreement; provided, that if any action, lawsuit or claim is initiated or filed by a Party with respect to this Agreement prior to the earlier of (i) the completion of the return or destruction of all such Transaction Materials in accordance with the terms of the Confidentiality Agreement or (ii) one year following the Effective Date, the Parties shall not be required to complete the return or destruction of the Transaction Materials pursuant to this Section 8.2(c) or the Confidentiality Agreement until such action, lawsuit or claim is resolved, dismissed or withdrawn.
ARTICLE IX
TAXES
Section 9.1    Transfer Taxes. Seller, on the one hand, and Purchaser, on the other hand, shall each bear fifty percent (50%) of any Transfer Taxes imposed as a result of the transactions contemplated by this Agreement (notwithstanding any requirement of Law). Such Transfer Taxes shall be paid by the Party legally responsible to pay such Taxes and the other Party shall pay to the first Party its share of such Taxes at least three (3) Business Days prior to the Tax payment due date. Seller and Purchaser shall timely file their own Transfer Tax returns as required by applicable Law and shall notify the other Party when such filings have been made. Seller and Purchaser shall cooperate and consult with each other prior to filing such Transfer Tax returns to ensure that all such returns are accurately prepared and timely filed.
Section 9.2    Tax Matters. Except as provided in Section 9.1 relating to Transfer Taxes:
(a)    With respect to any Tax Return covering a taxable period ending on or before the Closing Date (a “Pre-Closing Taxable Period”) and any Tax Return covering a taxable period beginning on or before the Closing Date and ending after the Closing Date (a “Straddle Taxable Period”), in each case, that is required to be filed after the Closing Date with respect to any Acquired Company, (i) Seller shall cause such Tax Return to be prepared in a manner consistent with practices followed in prior taxable periods and in compliance with applicable Law except as required by change in Law or fact and, with respect to Tax Returns for a Straddle Taxable Period, shall deliver such Tax Return as so prepared to Purchaser not later than 15 days prior to the due date (including extensions) for filing such Tax Return for Purchaser’s review and comments, (ii) Seller shall cooperate and consult with Purchaser to finalize such Tax Return, and (iii) Purchaser shall cause such Acquired Company to execute and duly and timely file such Tax Return with the appropriate Taxing Authority and shall cause such Acquired Company to pay all Taxes shown as due and payable on such Tax Return.
(b)    Seller shall be responsible for and indemnify Purchaser against any Tax with respect to any Acquired Company that is attributable to a Pre-Closing Taxable Period or to that portion of a Straddle Taxable Period that ends on the Closing Date; provided, however, that Seller shall not be liable for, and shall not indemnify Purchaser for, any liability for Taxes (i) that were included as a liability in calculating the Post-Closing Working Capital Adjustment Payment; (ii) that were otherwise paid by Seller, (iii) that were recoverable from a Person other than the Purchaser or the Acquired Companies, or (iv) resulting from transactions or actions taken by Purchaser or the Acquired Companies after the Closing. Not later than five (5) days prior to the due date for the payment of any such Tax, Seller shall pay to Purchaser the amount of such Taxes, less any Taxes previously paid. With respect to a Straddle Taxable Period, Seller and Purchaser shall determine the Tax attributable to the portion of the Straddle Taxable Period that ends on the Closing Date by an interim closing of the books of any Acquired Company as of the Closing Date, except for ad valorem or property Taxes (“Property Taxes”) and franchise Taxes of any Acquired Company based solely on capital which shall be prorated on a daily basis to the Closing Date. For this purpose, any franchise Tax paid or payable with respect to any Acquired Company shall be allocated to the taxable period for which payment of the Tax provides the right to engage in business, regardless of the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured. In determining whether a Property Tax is attributable to a Pre-Closing Taxable Period or a Straddle Taxable Period, any Property Tax that is based on the assessed value of any assets, property or other rights as of any lien date or other specified valuation date shall be deemed a Property Tax attributable to the taxable period (whether a fiscal year or other tax year) specified on the relevant Property Tax bill that is issued with respect to that lien date or other valuation date.

(c)    Purchaser shall be responsible for and shall pay, or cause to be paid, all Taxes relating to any Acquired Company for which Seller is not required to indemnify Purchaser pursuant to Section 9.2(b) (such Taxes, “Purchaser Taxes”). Purchaser shall indemnify and hold harmless Seller against all Purchaser Taxes.
(d)    None of Purchaser or any Acquired Company shall carry back any net operating loss or other item or attribute from a period (or portion thereof) that ends after the Closing Date to a Pre-Closing Taxable Period.
(e)    With respect to any Tax (or portion thereof) for which Seller is responsible, Seller shall have the right, at its sole cost and expense, to control the prosecution, settlement or compromise of any proceeding involving such Tax, including the selection of counsel and experts. Purchaser shall (and shall cause any Acquired Company to) take such action in connection with any such proceeding as Seller shall reasonably request from time to time to implement the preceding sentence, including by the execution of powers of attorney. Notwithstanding the foregoing, Purchaser shall be entitled to participate in any such proceeding, at its sole cost and expense, with respect to any issue that could materially and adversely affect Purchaser or any Acquired Company in a taxable period (or portion thereof) beginning after the Closing Date. Seller shall not settle any proceeding in which Purchaser is entitled to participate in accordance with the preceding sentence without Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed. Purchaser shall (and shall cause any Acquired Company to) give written notice to Seller of its receipt of any notice of any audit, examination, claim or assessment for any Tax for which Seller is responsible within twenty (20) days after its receipt of such notice; failure to give any such written notice within such twenty (20)-day period shall limit Seller’s indemnification obligation pursuant to this Agreement to the extent Seller is prejudiced by such failure.
(f)    Seller shall grant to Purchaser (or its designees) access at all reasonable times to all of the information, books and records relating to any Acquired Company within the possession of Seller (including work papers and correspondence with Taxing Authorities), and shall afford Purchaser (or its designees) the right (at Purchaser’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser (or its designees) to prepare Tax Returns, respond to Tax audits and investigations, prosecute Tax protests, appeals and refund claims and to conduct negotiations with Taxing Authorities. Purchaser shall grant or cause any Acquired Company to grant to Seller (or its designees) access at all reasonable times to all of the information, books and records relating to any Acquired Company for Pre-Closing Taxable Periods or Straddle Taxable Periods within the possession of Purchaser (including work papers and correspondence with Taxing Authorities) and to any employees of any Affiliate of an Acquired Company, and shall afford Seller (or its designees) the right (at Seller’s expense) to take extracts therefrom and to make copies thereof, in each case to the extent reasonably necessary to permit Seller (or its designees) to prepare Tax Returns, respond to Tax audits and investigations, prosecute Tax protests, appeals and refund claims and to conduct negotiations with Taxing Authorities. After the Closing Date, Purchaser will preserve all information, records or documents in its possession relating to liabilities for Taxes of any Acquired Company for Pre-Closing Taxable Periods or Straddle Taxable Periods until the later of (i) six (6) years after the Closing Date or (ii) six (6) months after the expiration of any applicable statute of limitations (including extensions thereof) with respect to the assessment of such Taxes. Purchaser shall not dispose of any of the foregoing items without first offering such items to Seller.
(g)    If, after the Closing, Purchaser or any Acquired Company receives a refund or utilizes a credit of any Tax of any Acquired Company attributable to a Pre-Closing Taxable Period or that portion of a Straddle Taxable Period ending on the Closing Date, Purchaser shall pay to Seller within ten (10) Business Days after such receipt or utilization an amount equal to such refund received or credit utilized by Purchaser or by an Acquired Company, in each case, together with any interest received or credited thereon, net of any reasonable costs associated therewith. Purchaser shall, and shall cause any Acquired Company to, use Commercially Reasonable Efforts to obtain a refund or credit of any Tax of any Acquired Company attributable to a Pre-Closing Taxable Period or that portion of a Straddle Taxable Period ending on the Closing Date or to mitigate, reduce or eliminate any such Tax that could be imposed for a Pre-Closing Taxable Period or that portion of a Straddle Taxable Period ending on the Closing Date (including with respect to the transactions contemplated hereby).
Section 9.3    Treatment of Payments. Any payments made pursuant to this Article IX or Article X shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by applicable Law.
ARTICLE X
INDEMNIFICATION, LIMITATIONS OF LIABILITY AND WAIVERS
Section 10.1    Indemnification.
(a)    Subject to the terms and conditions of this Article X, from and after Closing, Seller shall indemnify and hold harmless Purchaser from and against all Losses incurred or suffered by Purchaser, the Acquired Companies, and their respective directors, officers, employees, Affiliates, equity holders, agents, attorneys, representatives, successors and assigns (the “Purchaser Indemnified Parties”) based upon, attributable to or resulting from:
(i)    any breach of any representation or warranty of Seller contained in this Agreement or in the certificate delivered by Seller pursuant to Section 3.2(c)(i);
(ii)    any breach of any covenant or agreement of Seller contained in this Agreement; and
(iii)    any Excluded Items.
(b)    Subject to the terms and conditions of this Article X, from and after Closing, Purchaser shall indemnify and hold harmless Seller from and against all Losses incurred or suffered by Seller and its directors, officers, employees, Affiliates, equity holders, agents, attorneys, representatives, successors and assigns (the “Seller Indemnified Parties”) based upon, attributable to or resulting from:

(i)    any breach of any representation or warranty of Purchaser contained in this Agreement or in the certificate delivered by Purchaser pursuant to Section 3.3(c)(i); and
(ii)    any breach of any covenant or agreement of Purchaser contained in this Agreement.
Section 10.2    Limitations of Liability.
(a)    Notwithstanding anything in this Agreement to the contrary:
(i)    the representations and warranties contained in this Agreement shall survive until the date falling twelve (12) months after the Closing Date, except that (A) the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.5, 5.1, 5.2, 6.1, 6.2 and 6.4 shall survive for five (5) years following the Closing Date and (B) the representations and warranties in Section 5.9 shall survive until sixty (60) days after the expiration of the applicable statute of limitations;
(ii)    the covenants and agreements in this Agreement that by their nature are required to be performed by or prior to the Closing shall terminate six (6) months after the Closing Date, and the covenants and agreements in this Agreement that by their nature are required to be performed following the Closing Date shall survive, and thus a claim may brought in respect of a breach thereof, until the date on which each such post-Closing covenant has been fully performed, except that the covenants and agreements in Article IX shall survive until sixty (60) days after the expiration of the applicable statute of limitations;
(iii)    Neither Indemnifying Party shall have any liability pursuant to Section 10.1 until the aggregate amount of all Losses incurred by the other Indemnified Parties that are subject to indemnification pursuant to Section 10.1 equals or exceeds one percent (1%) of the Base Purchase Price (the “Deductible Amount”), in which event the Indemnifying Party shall be liable for Losses only to the extent they are in excess of the Deductible Amount;
(iv)    No Indemnifying Party shall have any liability pursuant to Section 10.1 in connection with any single item or group of related items that result in Losses incurred by the Indemnified Party that are subject to indemnification pursuant to Section 10.1 in the aggregate of less than Fifty Thousand Dollars ($50,000), and no such item or group of related items shall be included in or aggregated for purposes of determining whether the Deductible Amount is exceeded; and
(v)    in no event shall any Indemnifying Party’s aggregate liability arising out of or relating to this Agreement, whether relating to a breach of a representation and warranty, covenant, agreement or obligation in this Agreement and whether based on contract, tort, strict liability, other Laws or otherwise, exceed fifteen percent (15%) of the Base Purchase Price; provided that, such limitation on liability shall not apply to Losses resulting from, arising out of or relating to (1) any willful breach of any representation, warranty or covenant or (2) fraud, and, provided, further, that, for the avoidance of doubt, the limitation set forth in this subparagraph (v) shall not be construed to limit in any respect Purchaser’s obligation to pay the Purchase Price or any portion thereof when due.
(b)    Notwithstanding the foregoing, if a written claim or written notice is duly given in good faith under this Article X with respect to any representation, warranty, covenant or agreement prior to the expiration of the applicable survival period set forth in Sections 10.2(a)(i) or 10.2(a)(ii), the Claim with respect to such representation, warranty, covenant or agreement shall continue indefinitely until such Claim is finally resolved pursuant to this Article X.
(c)    If any fact, circumstance or condition forming a basis for a Claim for indemnification under this Article X shall overlap with any fact, circumstance, condition, agreement or event forming the basis of any other claim for indemnification under this Article X, there shall be no duplication in the calculation of the amount of the Losses. In addition, Seller shall not have any liability under this Article X for Losses relating to matters used in determining or calculating the Post-Closing Working Capital Adjustment Payment (other than the failure to pay amounts (if any) that become due and payable by Seller pursuant to Annex II) in accordance with the terms of Annex II.
(d)    An Indemnifying Party shall not be required to indemnify a Party seeking indemnification to the extent of any Losses that a court of competent jurisdiction or arbitrator(s) shall have determined by final judgment to have resulted from the fraud or willful misconduct of the Party seeking indemnification.
Section 10.3    Notice; Duty to Mitigate.
(a)    Each Party shall give written notice to the other Party as soon as practicable after becoming aware of any breach by such other Party of any representation, warranty, covenant, agreement or obligation in this Agreement.
(b)    Each Person entitled to indemnification pursuant to Section 10.1 or Section 9.2 shall use its Commercially Reasonable Efforts to mitigate Losses for which indemnification may be sought pursuant to this Article X or Article IX, including (i) using its Commercially Reasonable Efforts to secure payment from insurance policies available and existing on the Closing Date that provide coverage with respect to such Losses (an “Insurance Payment”), and (ii) using its Commercially Reasonable Efforts to secure reimbursement, indemnity or other payment from any third Person obligated by contract or otherwise to reimburse, indemnify or pay the Person entitled to indemnification pursuant to Section 10.1 or Section 9.2 with respect to such Losses (a “Third Party Payment” and, together with an Insurance Payment, a “Mitigation Payment”). Notwithstanding anything in this Agreement to the contrary, the recovery by a Person entitled to indemnification pursuant to Section 10.1 or Section 9.2 from any Party providing such indemnification shall not relieve the Person entitled to indemnification pursuant to Section 10.1 or Section 9.2 of its obligation to mitigate Losses pursuant to this Section 10.3.
(c)    Any amounts payable to a Person entitled to indemnification pursuant to Section 10.1 or Section 9.2 with respect to any Losses pursuant to this Article X or Article IX shall be reduced by the amount of the Mitigation Payment, if any, received by the Person entitled to indemnification pursuant to Section 10.1 or Article IX with respect to such Losses. In the event a payment is made to a Person entitled to indemnification pursuant to Section 10.1 or Section 9.2 with respect to any Losses and thereafter such Person receives a Mitigation Payment with respect to such Losses, such Person shall reimburse the Party providing such indemnification an amount equal to the lesser of (i) the Mitigation Payment and (ii) the amount so paid by the Party providing such indemnification.
(d)    Any amounts payable to a Person entitled to indemnification pursuant to Section 10.1 or Section 9.2 with respect to any Losses pursuant to this Article X or Article IX shall be reduced by the amount of any insurance proceeds actually recovered (less the cost to collect the proceeds of such insurance and the amount, if any, of the retroactive or other premium adjustments reasonably attributable thereto) and the amount of any net Tax benefits available to such Person as a result of the payment, incurrence or accrual of such Losses.
Section 10.4    Indirect Claims. Without limiting any other remedies of Purchaser under this Agreement, from and after the Closing, Purchaser hereby releases Seller, its Affiliates and the officers, directors and employees of the Acquired Companies (acting in their capacity as such) with respect to any claims, liabilities or obligations for controlling stockholder liability or breach of any fiduciary or other duty relating to any pre-Closing actions or failures to act (including negligence or gross negligence) in connection with the business of the Acquired Companies prior to the Closing.
Section 10.5    Waiver of Other Representations.
(a)    NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND EXCEPT THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLES IV AND V, IT IS THE EXPLICIT INTENT OF EACH PARTY, AND THE PARTIES HEREBY AGREE, THAT NONE OF SELLER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY OR OTHERWISE, WRITTEN OR ORAL, AND ANY OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.
(b)    EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER’S INTERESTS IN THE COMPANIES AND THE ASSETS OF THE ACQUIRED COMPANIES ARE BEING TRANSFERRED THROUGH THE SALE OF THE INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND SELLER MAKES NO OTHER REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE, EXPRESS OR IMPLIED AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, SELLER SHALL NOT HAVE OR BE SUBJECT TO ANY LIABILITY TO PURCHASER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PURCHASER, OR PURCHASER’S USE OF OR RELIANCE ON, ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO PURCHASER IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.6    Environmental Waiver and Release. FROM AND AFTER CLOSING, EXCEPT AS PROVIDED IN THIS AGREEMENT, ALL RIGHTS OR REMEDIES WHICH PURCHASER MAY HAVE AGAINST SELLER AT OR UNDER LAW OR OTHERWISE WITH RESPECT TO ANY ENVIRONMENTAL LIABILITIES OR ANY OTHER ENVIRONMENTAL MATTERS ARE WAIVED. FROM AND AFTER CLOSING, EXCEPT AS PROVIDED IN THIS AGREEMENT, PURCHASER DOES HEREBY AGREE, WARRANT, AND COVENANT TO (AND PURCHASER SHALL CAUSE THE COMPANIES TO) RELEASE, ACQUIT, AND FOREVER DISCHARGE SELLER AND ANY AFFILIATE OF SELLER (INCLUDING THE COMPANIES) OR ANY REPRESENTATIVE THEREOF FROM ANY AND ALL LOSSES, INCLUDING ALL CLAIMS, DEMANDS, AND CAUSES OF ACTION FOR CONTRIBUTION AND INDEMNITY UNDER STATUTE OR COMMON LAW, WHICH COULD BE ASSERTED NOW OR IN THE FUTURE AND THAT RELATE TO OR IN ANY WAY ARISE OUT OF ENVIRONMENTAL LIABILITIES OR ANY OTHER ENVIRONMENTAL MATTERS OF THE COMPANIES OR THE ASSETS OF THE ACQUIRED COMPANIES. FROM AND AFTER CLOSING, PURCHASER AND THE COMPANIES WARRANT, AGREE, AND COVENANT NOT TO SUE OR INSTITUTE ARBITRATION AGAINST SELLER OR ANY AFFILIATE OF SELLER (INCLUDING THE COMPANIES) OR ANY REPRESENTATIVE THEREOF UPON ANY CLAIM, DEMAND, OR CAUSE OF ACTION FOR INDEMNITY AND CONTRIBUTION THAT HAVE BEEN ASSERTED OR COULD BE ASSERTED FOR ANY SUCH ENVIRONMENTAL LIABILITIES, EXCEPT TO THE EXTENT PURCHASER OR ANY AFFILIATE OF PURCHASER (INCLUDING THE COMPANIES) OR ANY REPRESENTATIVE THEREOF) IS ENTITLED TO INDEMNITY FOR SUCH MATTERS UNDER THIS ARTICLE X.
Section 10.7    Waiver of Remedies.
(a)    Purchaser and Seller acknowledge and agree that the indemnification provisions in Article IX and this Article X shall be the exclusive remedy of Purchaser and Seller with respect to the transactions contemplated by this Agreement; provided, however, that the foregoing shall not limit or restrict (x) the availability of specific performance or other injunctive or equitable relief to the extent that specific performance or such other relief would otherwise be available to the Parties hereunder (y) prior to the Closing, any remedy or relief available under Law, any Transaction Document or otherwise, except that, in no event may a claim be made for Non-Reimbursable Damages, or (z) any remedy or relief available under Law as a result of willful misconduct or fraud.
(b)    Notwithstanding anything in this Agreement to the contrary, except in the case of fraud or willful misconduct, no Representative or Affiliate of Seller shall have any personal liability to Purchaser or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Seller in this Agreement and except in the case of fraud or willful misconduct, no Representative or Affiliate of Purchaser shall have any personal liability to Seller or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Purchaser in this Agreement.

Section 10.8    Indemnification Procedures.
(a)    In the event that (i) a Purchaser Indemnified Party or Seller Indemnified Party seeking indemnification (the “Indemnified Party”) becomes aware of the existence of any Claim in respect of which payment may be sought under this Article X or Article IX (an “Indemnification Claim”), or (ii) any legal proceedings shall be instituted, or any Claim shall be asserted, by any Person not party to this Agreement in respect of an Indemnification Claim (a “Third Party Claim”), the Indemnified Party shall promptly cause written notice thereof (a “Claim Notice”) to be delivered to the party from whom indemnification is sought (the “Indemnifying Party”); provided that, so long as such notice is given within the applicable time period described in Section 10.2(a)(i) or (a)(ii), no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then solely to the extent that) the Indemnifying Party is materially prejudiced by such delay. Each Claim Notice shall be in writing and (A) shall specify the asserted factual basis for indemnification claimed by the Indemnified Party, (B) if such Claim Notice is being given with respect to a Third Party Claim, shall describe in reasonable detail such Third Party Claim and shall be accompanied by copies of all relevant pleadings, demands and other papers served on the Indemnifying Party, and (C) shall specify the amount of (or if not finally determined, a good faith estimate of) the Losses being incurred by, or imposed upon, the Indemnified Party on account of the basis for the claim for indemnification.
(b)    The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise handle any Indemnification Claim and if the Indemnifying Party elects to defend against, negotiate, settle or otherwise handle any Indemnification Claim, it shall within thirty (30) days after receipt of notice of the underlying Third Party Claim (or sooner, if the nature of the Indemnification Claim so requires) (the “Dispute Period”) notify the Indemnified Party of its intent to do so. If the Indemnifying Party does not elect within the Dispute Period to defend against, negotiate, settle or otherwise handle any Indemnification Claim, the Indemnified Party may defend against, negotiate, settle or otherwise handle such Indemnification Claim. If the Indemnifying Party elects to defend against, negotiate, settle with or otherwise handle any Indemnification Claim, the Indemnified Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the reasonable expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate, or (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict exists between the Indemnified Party and the Indemnifying Party; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Indemnification Claim. The Indemnifying Party, on the one hand, and the Indemnified Party, on the other hand, agree to cooperate with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Notwithstanding anything in this Section 10.8 to the contrary, the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment (each a “Settlement”) unless (A) the claimant and such Indemnifying Party provide to such Indemnified Party an unqualified release from all liability in respect of the Indemnification Claim, and (B) such Settlement does not impose any liabilities or obligations on the Indemnified Party.
(c)    After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a Settlement or arbitration shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall make prompt payment thereof pursuant to the terms of the agreement reached with respect to the Indemnification Claim.
(d)    If the Indemnifying Party does not undertake within the Dispute Period to defend against an Indemnification Claim, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense, but, in such case, the Indemnified Party shall control the investigation and defense. Notwithstanding the foregoing or anything in this Section 10.8 to the contrary, the Indemnified Party shall not effect a Settlement without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.
(e)    In the event that an Indemnified Party has delivered a Claim Notice in respect of an Indemnification Claim that does not involve a Third Party Claim, such Indemnification Claim shall be resolved through the dispute resolution process set forth in Section 12.15.
(f)    To the extent that this Section 10.8 conflicts with the procedures in Article IX, Article IX shall govern.
Section 10.9    Access to Information. After the Closing Date, Seller and Purchaser shall grant each other (or their respective designees), and Purchaser shall cause the Acquired Companies to grant to Seller (or its designees), access at all reasonable times upon reasonable notice to all of the information, books and records relating to the Acquired Companies in its possession, to the extent such books and records reasonably relate to an Indemnification Claim or Third Party Claim and shall afford such party the right (at such party’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to implement the provisions of, or to investigate, prosecute or defend any claims between the Parties arising under, this Agreement other than (a) information relating to post-Closing periods that is commercially sensitive, trade secret or otherwise confidential or (b) in the case of claims between the Parties, any information that is subject to any attorney-client, work product or other privilege or that otherwise would not be required to be provided pursuant to a subpoena or other civil discovery procedure. At or promptly after the Closing, Seller shall deliver to Purchaser all books, records, correspondence, files, and other information of or relating to the Acquired Companies or their properties, business, operations or condition (other than any of the foregoing items that relate to Excluded Items) in Seller’s or its Affiliate’s possession to the extent such information is not in the custody or possession of the Acquired Companies on the Closing Date other than (i) information relating to pre-Closing periods in respect of any non-Company Affiliate that is commercially sensitive, trade secret or otherwise confidential or (ii) in the case of claims between the Parties, any information that is subject to any attorney client, work product or other privilege or that otherwise would not be required to be provided pursuant to a subpoena or other civil discovery procedure. To the extent that this Section 10.9 conflicts with the procedures in Article IX, Article IX shall govern.
ARTICLE XI
CONFIDENTIALITY
Section 11.1    Pre-Closing Confidential Information. Prior to the occurrence of the Closing, neither Party shall disclose or otherwise make available to any other third party (other than (a) such Party’s Representatives or (b) rating agencies and current or prospective lenders and equity providers, provided each such Person described in this clause (b) agrees to maintain the confidentiality of such information pursuant to an executed confidentiality agreement containing terms similar, in all material respects, to the provisions of this Article XI) any information of a technical, commercial or business nature regarding the other Party or the terms or conditions of this Agreement (“Pre-Closing Confidential Information”) without the prior written consent of such Party, except to the extent that disclosure of such Pre-Closing Confidential Information is required by court order, a Governmental Authority or applicable Law or the rules of any recognized national stock exchange. Pre-Closing Confidential Information shall not include information which (i) has become generally known or available within the industry or the public though no act or omission of the disclosing Party; (ii) the disclosing Party can demonstrate that, prior to disclosure in connection with the transactions contemplated hereby, such information was already in the possession of the disclosing Party; (iii) was received by the disclosing Party from a third party who became aware of it through no act or omission of the disclosing Party and who is not known to the disclosing Party to be under an obligation of confidentiality to the other Party; or (iv) the disclosing Party can demonstrate was independently developed by employees or consultants of such Party. In the event that disclosure is required by court order, a Governmental Authority or applicable Law or the rules of any recognized national stock exchange, to the extent permitted by applicable Law, the Party subject to such requirement shall promptly notify the other Party and will use reasonable efforts to obtain protective orders or similar restraints with respect to such disclosure.
Section 11.2    Post-Closing Seller Confidential Information.
(a)    Purchaser acknowledges that Seller Confidential Information is valuable and proprietary to Seller and Purchaser agrees from and after the Closing not to, directly or indirectly, use, publish, disseminate, describe or otherwise disclose any Seller Confidential Information without the prior written consent of Seller. Information shall not be deemed to be Seller Confidential Information if (i) it has become generally known or available within the industry or the public though no act or omission of Purchaser; (ii) Purchaser can demonstrate that, prior to disclosure in connection with the transactions contemplated hereby, such information was already in the possession of Purchaser; (iii) it was received by Purchaser from a third party who became aware of it through no act or omission of Purchaser and who is not known to Purchaser to be under an obligation of confidentiality to Seller; or (iv) Purchaser can demonstrate it was independently developed by employees or consultants of Purchaser.
(b)    From and after the Closing, Purchaser shall maintain any Seller Confidential Information which has been or will be disclosed directly or indirectly to Purchaser by or on behalf of Seller in confidence by it and shall not disclose or cause to be disclosed by Purchaser or any third party without Seller’s prior express written consent; provided, however, that Purchaser may disclose Seller Confidential Information to persons who provide financial analysis, financial ratings, banking, legal, accounting, or other services to Purchaser in connection with Purchaser’s evaluation or implementation of the transactions contemplated by this Agreement; provided, further, that such persons have been informed of the duties required hereby and Purchaser causes such persons to comply with such duties. From and after the Closing, if Seller Confidential Information is disclosed under the provisions of this Section 11.2(b), to the extent permitted by applicable Law, Purchaser shall notify Seller of the same in writing not later than ten (10) Business Days following the disclosure.
(c)    Notwithstanding anything in this Agreement to the contrary, the provisions of this Article XI shall not prohibit the disclosure of Seller Confidential Information by Purchaser to the extent reasonably required (i) to prepare or complete any required Tax Returns or financial statements, (ii) in connection with audits or other proceedings by or on behalf of a Governmental Authority, (iii) to comply with applicable Law, (iv) in connection with asserting any rights or remedies or performing any obligations under this Agreement or any other agreements entered into pursuant hereto, or (v) in connection with asserting any rights or remedies or performing any obligations under any other written agreement between Seller or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand.
Section 11.3    Post-Closing Purchaser Confidential Information.
(a)    Seller acknowledges that Purchaser Confidential Information is valuable and proprietary to Purchaser and Seller agrees from and after the Closing not to, directly or indirectly, use, publish, disseminate, describe or otherwise disclose any Purchaser Confidential Information without the prior written consent of Purchaser. Information shall not be deemed to be Purchaser Confidential Information if it has become generally known or available within the industry or the public though no act or omission of Seller.
(b)    From and after the Closing, Seller shall maintain any Purchaser Confidential Information which has been or will be disclosed directly or indirectly to Seller by or on behalf of Purchaser in confidence by it and shall not disclose or cause to be disclosed by Seller or any third party without Purchaser’s prior express written consent; provided, however, that Seller may disclose Purchaser Confidential Information to persons who provide financial analysis, financial ratings, banking, legal, accounting, or other services to Seller in connection with the implementation of the transactions contemplated by this Agreement; provided, further, that such persons have been informed of the duties required hereby and Seller causes such person to comply with such duties. From and after the Closing, if Purchaser Confidential Information is disclosed under the provisions of this Section 11.3(b), to the extent permitted by applicable Law, Seller shall notify Purchaser of the same in writing not later than ten (10) Business Days following the disclosure.
(c)    Notwithstanding anything in this Agreement to the contrary, the provisions of this Article XI shall not prohibit the disclosure of Purchaser Confidential Information by Seller to the extent reasonably required (i) to prepare or complete any required Tax Returns or financial statements, (ii) in connection with audits or other proceedings by or on behalf of a Governmental

Authority, (iii) to comply with applicable Law, (iv) to provide services to Purchaser or its Affiliates, pursuant to this Agreement or any of the other agreements entered into pursuant hereto, (v) in connection with asserting any rights or remedies or performing any obligations under this Agreement or any other agreements entered into pursuant hereto, or (vi) in connection with asserting any rights or remedies or performing any obligations under any other written agreement between Purchaser or its Affiliates, on the one hand, and Seller or its Affiliates, on the other hand.
Section 11.4    Limitations on Confidential Information.
(a)    Notwithstanding Section 11.2(b) and Section 11.3(b), from and after the Closing, Seller Confidential Information and Purchaser Confidential Information may be disclosed if required by any Governmental Authority or court or otherwise by Law; provided, however, that: (i) such Seller Confidential Information and Purchaser Confidential Information is submitted under any and all applicable provisions for confidential treatment and (ii) if the disclosing Party is permitted to do so, the other Party is given written notice of the requirement for disclosure promptly after such disclosure is requested, so that it may take whatever action it deems appropriate, including intervention in any proceeding and seeking a protective order or an injunction, to prohibit such disclosure. If Seller Confidential Information or Purchaser Confidential Information is disclosed under the provisions of this Section 11.4(a), to the extent permitted by applicable Law, the disclosing Party shall notify the other Party of the same in writing not later than five (5) Business Days following the disclosure.
(b)    Each Party hereby agrees that from and after the Closing it will not make any use of any Seller Confidential Information or Purchaser Confidential Information, as applicable, except in connection with the transactions contemplated by this Agreement, unless specifically authorized to do so in writing, and this Agreement shall not be construed as a license or authorization to either Party to utilize Seller Confidential Information or Purchaser Confidential Information, as applicable, except for such purpose; provided, however, that notwithstanding anything in this Agreement to the contrary, nothing herein shall restrict or limit in any manner the use by Purchaser (or its Affiliates or its or their respective Representatives) of any Purchaser Confidential Information or Seller (or its Affiliates or its or their respective Representatives) of any Seller Confidential Information, other than the terms and conditions of this Agreement.
(c)    From and after the Closing, upon a Party’s request, the other Party shall return or destroy as promptly as practicable, but in a period not to exceed ten (10) Business Days, (i) all Seller Confidential Information or Purchaser Confidential Information (as applicable) provided to such Party, as appropriate, including all copies of such Seller Confidential Information, or Purchaser Confidential Information (as applicable) and (ii) to the extent embodying Seller Confidential Information or Purchaser Confidential Information, all notes or other documents in digital or other format in their possession or in the possession of other persons to whom Seller Confidential Information or Purchaser Confidential Information (as applicable) was properly provided by such Party; provided, however, copies of materials or summaries containing or reflecting Seller Confidential Information or Purchaser Confidential Information (as applicable) may be retained (and are not required to be destroyed) (A) by the Purchaser’s or the Seller’s, as applicable, in house or external attorneys to prevent possible future misunderstandings regarding the scope of the disclosure, (B) by Purchaser or Seller, as applicable, and their respective Representatives (1) to the extent and in the manner required in order to comply with any Law or professional record keeping obligation and (2) that is contained in an archived computer system backup in accordance with security or disaster recovery procedures, in each case so long as Seller Confidential Information or Purchaser Confidential Information (as applicable) retained pursuant to this Section 11.4(c) is not disclosed or used in violation of the other terms of this Agreement and (C) by Seller (or its Affiliates or its or their respective Representatives) if such Purchaser Confidential Information is determined in good faith by Seller (or its Affiliates or its or their respective Representatives) that such Purchaser Confidential Information is required in order to provide services to Purchaser or any of the Acquired Companies.
(d)    Notwithstanding anything in this Article XI to the contrary, Purchaser hereby acknowledges that the terms of this Article XI shall not restrict the use and/or retention by Seller or its Affiliates or their Representatives of Purchaser Confidential Information to the extent the use or retention of such Purchaser Confidential Information is determined in good faith by Seller (or its Affiliates or its or their respective Representatives) to be required in order to provide services to Purchaser or any of the Acquired Companies.
ARTICLE XII
MISCELLANEOUS
Section 12.1    Notices. Unless otherwise set forth herein, any notice, request, instruction or other document to be given, provided or furnished hereunder by any Party to the other Party shall be in writing and shall be deemed duly given, provided or furnished (a) upon delivery, when delivered personally, (b) one (1) Business Day after being sent by overnight courier or when sent by facsimile transmission (with a confirming copy sent by overnight courier), or (c) three (3) Business Days after being sent by registered or certified mail, postage prepaid, as follows:
If to Seller:
Palo Duro Wind Holdings SellCo, LLC
c/o NextEra Energy Resources, LLC
700 Universe Boulevard
Juno Beach, Florida 33408-2683
Attention:
Facsimile:
With a copy (which shall not constitute effective notice) to:
Hogan Lovells US LLP
600 Brickell Avenue, Suite 2700
Miami, FL 33131
Attention: Thomas Woolsey, Esq.
Facsimile: 1 305 459 6550

If to Purchaser:
Palo Duro Wind Portfolio, LLC
c/o NextEra Energy Partners GP, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408-2683
Attention:
Facsimile:
With a copy (which shall not constitute effective notice) to:
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
Attention: Srinivas Raju, Esq.
Facsimile: 1 302 498 7748
or to such other Persons, addresses or facsimile as may be designated in writing by the party to receive such notice.
Section 12.2    Remedies.
(a)    The Parties agree that damages at Law shall be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement by Purchaser or Seller, and, accordingly, the parties shall be entitled to injunctive relief with respect to any such breach, including specific performance of such covenants, promises or agreements or an order enjoining such other party from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement, all without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting bond. The rights set forth in this Section 12.2 shall be in addition to any other rights which the parties may have at Law or in equity pursuant to this Agreement.
(b)    NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY OR ITS AFFILIATES, OR THEIR RESPECTIVE REPRESENTATIVES SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES (INCLUDING LOSS OF REVENUE, INCOME OR PROFITS BUT ONLY TO THE EXTENT THE SAME ARE NOT DIRECT DAMAGES), DIMINUTION OF VALUE OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY OF ANY OTHER PARTY OR ANY OF SUCH PARTY’S AFFILIATES, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S OR ITS AFFILIATE’S, OR ANY OF THEIR RESPECTIVE OFFICER’S, DIRECTOR’S, EMPLOYEE’S OR REPRESENTATIVE’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT, AND IN PARTICULAR, NO “MULTIPLE OF PROFITS” OR “MULTIPLE OF CASH FLOW” OR SIMILAR VALUATION METHODOLOGY SHALL BE

USED IN CALCULATING THE AMOUNT OF ANY LOSSES, EXCEPT IN EACH CASE, ANY SUCH AMOUNTS REQUIRED TO BE PAID TO THIRD PARTIES PURSUANT TO A THIRD-PARTY CLAIM THAT IS SUBJECT TO AN INDEMNIFICATION OBLIGATION UNDER THIS AGREEMENT (collectively, “Non-Reimbursable Damages”).
Section 12.3    Entire Agreement. The Confidentiality Agreement, this Agreement and the Transaction Documents supersede all prior discussions and agreements between the Parties with respect to the subject matter hereof, and this Agreement, the Transaction Documents, the Confidentiality Agreement and the other documents delivered pursuant to this Agreement contain the sole and entire agreement of the Parties hereto with respect to the subject matter hereof. The Parties hereto have voluntarily agreed to define their rights, liabilities and obligations with respect to the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement, the Transaction Documents, the Confidentiality Agreement and the other documents delivered pursuant to this Agreement; and the Parties hereto expressly disclaim that they are owed any duties in connection with the transactions contemplated hereby or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the subject matter hereof shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement).
Section 12.4    Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby, including all expenses and costs incurred to obtain approvals required by such Party from Governmental Authorities.
Section 12.5    Schedules. Seller may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in any Schedule shall constitute a disclosure for purposes of all other Schedules notwithstanding the lack of specific cross-reference thereto, but only to the extent the applicability of such disclosure to such other Schedule is reasonably apparent on its face. In no event shall the inclusion of any matter in the Schedules be deemed or interpreted to broaden Seller’s representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Schedules shall not be deemed an admission by Seller that such item represents a material exception or fact, event, or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

Section 12.6    Nature of Representations and Warranties. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. The Parties have agreed that should any representation or warranty of any Party prove untrue, the other Parties shall have the specific rights and remedies herein specified as the exclusive remedy therefor, but that no other rights, remedies or causes of action (whether in law or in equity or whether in contract or in tort) are permitted to any Party hereto as a result of the untruth of any such representation or warranty.
Section 12.7    Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.
Section 12.8    Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.
Section 12.9    No Third Party Beneficiary. Except as specified in Article X (which provisions are intended for the benefit of the Persons identified therein), the terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person.
Section 12.10    Assignment; Binding Effect. Purchaser may assign its rights to indemnification under this Agreement to Purchaser’s lenders for collateral security purposes, but such assignment shall not release Purchaser from its obligations hereunder. Except as provided in the preceding sentence, neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of the other Party, and any attempt to do so will be void, except for assignments and transfers by operation of Law. This Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.
Section 12.11    Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
Section 12.12    Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, such provision will be fully severable, this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible for such provision to be legal, valid and enforceable.
Section 12.13    Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any facsimile or portable document format (.pdf) copies hereof or signature hereon shall, for all purposes, be deemed originals.
Section 12.14    Governing Law; Waiver of Jury Trial; Service of Process.
(a)    This Agreement and each other Transaction Document (unless expressly provided otherwise therein), and all Disputes, claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or such Transaction Documents, the negotiation, execution or performance of this Agreement or such Transaction Documents (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or such Transaction Documents or as an inducement to enter into this Agreement or such Transaction Documents), whether for breach of contract, tortious conduct or otherwise, and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the internal substantive Laws of the State of New York without giving effect to any conflict or choice of law provision. Each Party hereby agrees that this Agreement involves at least $1,000,000 and that this Agreement has been entered into in express reliance on Sections 5-1401 and 5-1402 of the New York General Obligations Law.
(b)    EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY.
(c)    Each Party irrevocably and unconditionally consents to service of any process, summons, notice or document by U.S. prepaid certified or registered mail to such Party’s respective address set forth above in Section 12.1 and agrees that such service shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction in this Section 12.14. Nothing herein shall be deemed to limit or prohibit service of process by any other manner as may be permitted by applicable Law.
Section 12.15    Alternative Dispute Resolution. In the event of any claim, dispute or controversy arising under, out of or relating to this Agreement or any of the other Transaction Documents or any breach or purported breach hereof or thereof (the “Dispute”) which the Parties hereto have been unable to settle or agree upon in the normal course of business and within a period of fifteen (15) days after the Dispute arises, the Parties shall follow the dispute resolution process as set forth herein.
(a)    Negotiations. The Parties shall attempt in good faith to resolve the Dispute promptly by negotiation between senior officers who have authority to settle the controversy. Either Party may give the other Party written notice of the existence of any such Dispute. Within ten (10) days after delivery of the notice, the Party receiving the notice shall submit to the disputing Party a written response. The notice and the response shall include: (1) a statement of each Party’s position and a summary of arguments supporting that position; and (2) the name and title of the executive who will represent the Party in the negotiations and of any other person who will accompany the senior officer. Within twenty (20) days after delivery of the disputing Party’s notice, the senior officers shall meet in a mutually acceptable time, manner and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute. All reasonable requests for information made by a Party to the other will be honored. All negotiations pursuant to this Section 12.15 are confidential and without prejudice.
(b)    Mediation. If the Dispute has not been resolved by negotiation within thirty (30) days of the disputing Party’s notice, or if the Parties failed to meet within twenty (20) days after delivery of the disputing Party’s notice and upon mutual agreements of the Parties, the. Dispute shall be referred to non-binding mediation before a qualified and experienced mediator to be mutually agreed to by the Parties. The place of mediation shall be Palm Beach County, Florida. The Parties shall agree upon a mediator within ten (10) days after referral of the Dispute to non-binding mediation. If the Parties cannot agree on a mediator within such ten (10) days, either Party may submit the dispute to arbitration pursuant to Section 12.15(c) below. The mediator shall be a retired judge or a licensed attorney with at least ten (10) years’ experience in the electric utility industry from the national roster of mediators of the American Arbitration Association (the “AAA”). Compensation of the mediator and other mediation fees; costs, and expenses assessed by the mediator shall be borne equally by the parties. Each Party shall otherwise pay for its own costs incurred to participate in the mediation.
(c)     Arbitration.
(i)    After, but only after the period for resolution of a Dispute set forth in Section 12.15(a) and Section 12.15(b), as appropriate, has terminated without a resolution, at the request of either Party to the Dispute, the Dispute shall be referred to and finally settled by binding arbitration in accordance with the Commercial Arbitration Rules (the “Rules”) of the AAA then in effect before a panel of three (3) arbitrators. The arbitration shall be conducted in English and shall take place in Palm Beach County, Florida or in any other place and location mutually agreed upon by the Parties hereto.
(ii)    The arbitration shall be conducted before a three (3) member panel, with each Party selecting one arbitrator and the third arbitrator, who shall be the chairman of the panel, being selected by the two party-appointed arbitrators. The claimant shall name its arbitrator in the demand for arbitration and the responding Party shall name its arbitrator within ten (10) days after receipt of the demand for arbitration. The third arbitrator shall be named within ten (10) days after the appointment of the second arbitrator. If the two (2) party-appointed arbitrators are unable to agree upon the third arbitrator within fifteen (15) days after the two (2) party arbitrators have been appointed; the third arbitrator shall be selected by the AAA in accordance with the Rules. Each arbitrator will be qualified by at least ten (10) years’ experience in the electric utility industry, and the chairman of the arbitration panel shall be a licensed attorney whose primary area of practice for the preceding ten (10) years is the electric utility industry.
(iii)    The award rendered by the arbitration panel shall be: (1) in writing, signed by the arbitrators, stating the reasons upon which the award is based; (2) rendered as soon as practicable after conclusion of the arbitration; and (3) final and binding upon the Parties without the right of appeal to the courts, including the question of cost of the arbitration and all matters related thereto. Each of the Parties agrees that any judgment rendered by the arbitrators against it may be entered in either (1) the Federal court of the Southern District of New York to the extent that such court has or can exercise jurisdiction or (2) the New York state courts in New York County, New York, to the extent that the Federal court of the Southern District of New York does not have or cannot exercise jurisdiction, and any such judgment entered in either such court may be executed against such Party’s assets in any jurisdiction. EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF (1) THE FEDERAL COURT OF THE SOUTHERN DISTRICT OF NEW YORK TO THE EXTENT THAT SUCH COURT HAS OR CAN EXERCISE JURISDICTION AND (2) THE NEW YORK STATE COURTS IN NEW YORK COUNTY, NEW YORK, TO THE EXTENT THAT THE FEDERAL COURT FOR THE SOUTHERN DISTRICT OF NEW YORK DOES NOT HAVE OR CANNOT EXERCISE JURISDICTION, AND EACH PARTY HEREBY CONSENTS TO THE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT ANY SUCH SUIT, ACTION OR PROCEEDING THAT IS BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY HEREBY WAIVES, AND SHALL NOT ASSERT AS A DEFENSE IN ANY LEGAL DISPUTE, THAT (1) SUCH PARTY IS NOT SUBJECT THERETO, (2) SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT, OR IS NOT MAINTAINABLE, IN SUCH COURT, (3) SUCH PARTY’S PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, (4) SUCH ACTION, SUIT OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR (5) THE VENUE OF SUCH ACTION, SUIT OR PROCEEDING IS IMPROPER. A FINAL JUDGMENT IN ANY ACTION, SUIT OR PROCEEDING DESCRIBED IN THIS SECTION FOLLOWING THE EXPIRATION OF ANY PERIOD PERMITTED FOR APPEAL AND SUBJECT TO ANY STAY DURING APPEAL SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAWS. The arbitrators shall, in any award, allocate all of the costs of the binding arbitration (other than each Party’s individual attorneys’ fees and costs related to the Party’s participation in the arbitration, which fees and costs shall be borne by such Party), including the fees of the arbitrators, against the Party who did not prevail. Until such award is made, however, the Parties shall share equally in paying the costs of the arbitration.
(iv)    The arbitrators shall have no jurisdiction to consider: (1) any Non-Reimbursable Damages arising under, arising out of or related to this Agreement or any of the other Transaction Documents or damages beyond the limitations of liability contained in this Agreement, regardless of the legal theory under which such damages may be sought and even if the Parties have been advised of the possibility of such damages or loss; or (2) any challenge to the limitations of liability contained in this Agreement.

(d)    Each Party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction as provided in Section 12.15(c)(iii) any injunctive, interim or provisional relief that is necessary to protect the rights or property of that Party.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

PURCHASER

Palo Duro Wind Portfolio, LLC

By:	ARMANDO PIMENTEL, JR.
	Name:	Armando Pimentel, Jr.
	Title:	President

SELLER

Palo Duro Wind Holdings SellCo, LLC

By:	PAUL I. CUTLER
	Name:	Paul I. Cutler
	Title:	Vice President

[Purchase and Sale Agreement Signature Page]

EXHIBIT A

DEFINITIONS
Certain Definitions. As used herein:
“1933 Act” means the Securities Act of 1933, as amended.
“AAA” has the meaning given to it in Section 12.15(b).
“Acquired Companies” means the Company, the Project Company and Palo Duro Wind Interconnection Services, LLC, a Delaware limited liability company, individually or collectively as the context requires.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.
“Agreement” has the meaning given to it in the preamble.
“Allocation” has the meaning given to it in Section 2.3.
“Balance Sheet Date” has the meaning given to it in Section 5.19.
“Base Purchase Price” has the meaning given to it in Annex II.
“Benefit Plan” means (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, (b) each plan, agreement or arrangement that would be an “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, if it was subject to ERISA, such as foreign plans and plans for directors, (c) each stock bonus, stock ownership, stock option, stock purchase, stock appreciation rights, phantom stock, or other stock, equity or equity-based plan, agreement or arrangement (whether qualified or nonqualified), and/or (d) each employment, individual consulting, retention, change of control, severance, retirement, bonus, incentive compensation, deferred compensation, medical, retiree medical, vision, dental, other health, life insurance plan, agreement or arrangement insurance plan.
“Business” means, with respect to the Acquired Companies, the ownership, development, construction, financing and operation of the Facility and related interconnection infrastructure.
“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York City, New York and Florida are authorized or required by applicable Law to be closed.

“Cash Sweep and Credit Support Agreement” means the Cash Sweep and Credit Support Agreement, dated as of July 1, 2014, between NextEra Energy Operating Partners, LP, a Delaware limited partnership, and Energy Resources, as amended from time to time.
“Casualty Value” has the meaning given to it in Section 7.5.
“Claim” means any demand, claim, action, investigation, legal proceeding (whether at law or in equity) or arbitration.
“Claim Notice” has the meaning given to it in Section 10.8(a).
“Closing” means the closing of the transactions contemplated by this Agreement as provided for in Section 3.1.
“Closing Conditions” means the conditions set forth in Section 3.4, Section 3.5 and Section 3.6.
“Closing Date” means the date on which the Closing occurs.
“Closing Purchase Price” has the meaning given to it in Annex II.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” means efforts that are designed to enable a Party to satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated by this Agreement or other Transaction Documents and which do not require the performing Party to expend any funds or assume liabilities other than expenditures and liabilities which are customary and reasonable in nature and amount in the context of the transactions contemplated by this Agreement or the other Transaction Documents.
“Company” has the meaning given to it in the Recitals.
“Company Consents” means the Consents set forth in Schedule 5.3.
“Completion True-Up Payment” has the meaning given to it in Annex II.
“Condemnation Value” has the meaning given to it in Section 7.6.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 17, 2014, between Energy Resources and NextEra Energy Partners, LP, a Delaware limited partnership.
“Consents” means all consents, waivers, approvals, allowances, authorizations, declarations, filings, recordings, registrations, validations or exemptions and notifications.

“Contract” means any legally binding contract, lease, license, note, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other legally binding arrangement, but shall exclude Permits.
“Deductible Amount” has the meaning given to it in Section 10.2(a)(iii).
“Dispute” has the meaning given to it in Section 12.15.
“Dispute Period” has the meaning given to it in Section 10.8(b).
“Effective Date” has the meaning given to it in the preamble, and refers to the date of this Agreement.
“Encumbrances” means any mortgages, pledges, liens, security interests, charge, claim, equitable interest, infringement of a third party patent, copyright, trade secret or other intellectual property right, encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including a capital lease), transfer for the purpose of subjection to the payment of any indebtedness, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom.
“Energy Resources” means NextEra Energy Resources, LLC, a Delaware limited liability company.
“Environmental Claim” means any claim, action, proceeding, loss, cost, expense, liability, fine, penalty or damage arising out of or related to any violation of, or liability under, Environmental Law.
“Environmental Law” means all applicable Laws relating to (a) pollution, (b)protection of public health and safety, (c) emissions, discharges, releases or threatened releases of any Hazardous Material into the environment (including ambient air, surface water, ground water, land surface or subsurface strata); (d) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of any Hazardous Material; and (e) the environment or natural resources, including, but not limited to the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et. seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et. seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et. seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §1801, et seq.), the Clean Water Act (33 U.S.C. §1311, et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. §11001, et seq.) and the Occupational Safety and Health Act of 1970 (29 U.S.C. §651, et seq.), and the regulations promulgated pursuant thereto, and corresponding state laws, and the regulations promulgated thereto.
“Environmental Permit” has the meaning given to it in Section 5.14(b).

“Equity Interests” means capital stock, partnership or membership interests, trust interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity.
“Equity Securities” means (a) Equity Interests, (b) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any Person to acquire, any Equity Interests and (c) securities convertible into or exercisable or exchangeable for shares of Equity Interests.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Excluded Items” has the meaning given to it in Section 7.12.
“Facility” means the wind power electric generating facility (including the foundations, towers, wind turbine generators, electrical collection systems, access roads and other equipment, materials and improvements associated therewith), for an estimated total of 263.1 megawatts nameplate capacity, that are included in the Project.
“FERC” means the Federal Energy Regulatory Commission or its successor Governmental Authority.
“Financial Statements” has the meaning given to it in Section 5.19.
“GAAP” means generally accepted accounting principles in the United States of America.
“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi-governmental or non-governmental body administering, regulating or having general oversight over electricity, power or other markets.
“Guarantor” means ESI Energy, LLC, a Delaware limited liability company.
“Guaranty Agreement” has the meaning given to it in Section 3.2(d).
“Hazardous Material” means any and all materials (including substances, chemicals, compounds, mixtures, wastes, pollutants and contaminants) (i) to the extent such materials are regulated under Environmental Laws as being hazardous, acutely hazardous or toxic, and; or (ii) any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, or friable asbestos.
“Indemnification Claim” has the meaning given to it in Section 10.8(a).
“Indemnified Party” has the meaning given to it in Section 10.8(a).
“Indemnifying Party” has the meaning given to it in Section 10.8(a).

“Insurance Payment” has the meaning given to it in Section 10.3(b).
“Intellectual Property” means all intellectual property and rights therein, however denominated, throughout the world, whether or not registered, including the following intellectual property rights, both statutory and common law rights, if applicable: (a) copyrights (including copyrights in computer programs, software, computer code, documentation, drawings, specifications and data), registrations and applications for registration thereof, (b) trademarks, service marks, trade names, slogans, domain names, business names, logos, trade dress, and registrations and applications for registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents, and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom (d) trade secrets and confidential information, including ideas, technology, inventions, invention disclosures, discoveries, improvements, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable, and (e) the Intellectual Property Licenses.
“Intellectual Property Licenses” means (i) any grant to a third Person of any right to use any of the Intellectual Property owned by any of the Acquired Companies, or (ii) any grant to any of the Acquired Companies of a right to use a third Person’s intellectual property rights which is necessary for the use of any Intellectual Property currently used by or that will be required to be used by any of the Acquired Companies after the Closing, which is not owned by any of the Acquired Companies.
“Interest” has the meaning given to it in the Recitals.
“Interim Period” means the period of time from the Effective Date until either (a) the Closing Date or (b) the date any termination of this Agreement becomes effective.
“Knowledge” means, when used in a particular representation in this Agreement with respect to Seller, the actual knowledge of the individuals listed on Schedule K, after reasonable inquiry.
“Land Contracts” means the deeds, leases, easements, options and other real property estates, interests and/or rights in and to the Project Site held by any Acquired Company, together with all modifications, supplements or amendments thereto.
“Laws” means all federal, state, local or foreign laws, statutes, common law, rules, codes, regulations, restrictions, ordinances, tariffs, orders, decrees, approvals, directives, judgments, rulings, injunctions, writs and awards of, or issued, promulgated, enforced or entered by, any and all Governmental Authorities (including any court of competent jurisdiction), or other requirement or rule of law.
“Letter of Intent” means the Letter of Intent, dated October 16, 2014, by Bank of America Public Capital Corp and The Bank of New York Mellon to NextEra Energy Capital Holdings, Inc.
“Loss” means any and all judgments, losses, liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, losses and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment). For all purposes in this Agreement the term “Losses” does not include any Non-Reimbursable Damages.
“Management Services Agreement” means the Management Services Agreement, dated as of July 1, 2014, between NextEra Energy Partners, LP, a Delaware limited partnership, NextEra Energy Operating Partners GP, LLC, a Delaware limited liability company, NextEra Energy Operating Partners, LP, a Delaware limited partnership, and NextEra Energy Management Partners, LP, a Delaware limited partnership, as amended from time to time.
“Material Adverse Effect” means any fact, event, circumstance, condition, change or effect that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, operations, assets, properties or condition (financial or otherwise) of the Acquired Companies taken together as a whole, or (ii) Seller’s ability to consummate the transactions contemplated by this Agreement and the other Transaction Documents; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall not be taken into account any effect resulting from (a) any change in economic or business conditions generally, financial markets generally or in the industry or markets in which any Acquired Company operates or are involved, (b) any change in general legal, regulatory or political conditions, including any commencement, continuation or escalation of war, material armed hostilities or terrorist activities or other material international or national calamity or act of terrorism directly or indirectly involving or affecting the United States, (c) any changes in accounting rules or principles (or any interpretations thereof), including changes in GAAP, (d) any change in any Laws (including Environmental Laws), (e) any increases in the costs of commodities or supplies or decreases in the price of electricity and/or capacity, (f) the announcement of the execution of this Agreement (or any other Transaction Document) or the sale of the Acquired Companies, or the pendency of or consummation of the transactions contemplated by this Agreement or any other Transaction Document, or any actions required to be taken hereunder or thereunder, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of any of the Acquired Companies, to the extent due to the announcement and performance of this Agreement (or any other Transaction Document) or the identity of Purchaser, or the consummation of the transactions contemplated by this Agreement or any other Transaction Document, and (g) any actions to be taken pursuant to or in accordance with this Agreement or any other Transaction Document; provided, however, that in the case of the foregoing clauses (a), (b) and (e) any such fact, event, circumstance, condition, change or event may be taken into consideration in determining whether a Material Adverse Effect has occurred if affecting the Acquired Companies in a materially disproportionate manner relative to other Persons operating in the electricity generating, transmission or distribution industry in the geographic region in which the Acquired Companies operate.
“Material Contract” has the meaning given to it in Section 5.11(a).
“Material Permit” has the meaning given to it in Section 5.13(a).
“Mitigation Payment” has the meaning given to it in Section 10.3(b).

“Non-Reimbursable Damages” has the meaning given to it in Section 12.2(b).
“Non-Transferred Excluded Item” has the meaning given to it in Section 7.12.
“Ordinary Course of Business” means the regular, day-to-day conduct of business of a Person consistent with such Person’s past custom and practice, including the development and construction of the Facility and related interconnection infrastructure and the consummation of any Permitted Financing.
“Organizational Documents” means (a) the certificate or articles of incorporation or charter documents and bylaws of each Person that is a corporation, (b) the certificate of formation, articles of organization, limited liability company agreements or regulations, as applicable, of each Person that is a limited liability company, (c) the certificates of limited partnership and the agreements of limited partnership of each Person that is a limited partnership, (d) the trust declaration, trust agreement, indenture or other governing instrument for any statutory or common law trust and (e) the memorandum and/or articles of association, charter, constitution, shareholders agreement, business license or other documentation governing the formation, organization, governance, ownership and existence of any Person organized under the Laws of a jurisdiction other than the United States, the District of Columbia or any State of the United States.
“Outside Date” means the date that is 120 days after the Effective Date.
“Party” means each of Purchaser and Seller and “Parties” means Purchaser and Seller, collectively.
“Permits” means all permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted by a Governmental Authority required to conduct Seller’s business, other than permits , certificates of authority, authorizations, approvals, registrations, franchises and similar consents which are not yet required, and other than permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents that are non-discretionary ministerial permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents obtainable in the ordinary course of business, whose absence would not have a Material Adverse Effect.
“Permitted Encumbrances” means (a) those exceptions to title for the Property identified in Schedule PE; (b) statutory Encumbrance for Taxes or other governmental charges or assessments not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings; (c) mechanics’, materialmen’s, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations which are not reasonably expected to have a Material Adverse Effect on the Property or the validity of which are being contested diligently in good faith and the applicable party has set aside adequate reserves for the payment of such liens, together with all interest and penalties; (d) recorded or unrecorded Encumbrances, easements, restrictions, covenants, licenses that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (e) any Encumbrances arising in the Ordinary Course of Business by operation of Law with respect to a liability that is not yet due or delinquent or which is being contested diligently in good faith by Seller or any

Acquired Company and could not reasonably be expected to result in a Material Adverse Effect; (f) all matters that are disclosed (whether or not subsequently deleted or endorsed over) on any survey, in the Proforma Policies or in the Title Policy; (g) non-exclusive license with respect to Intellectual Property granted in the Ordinary Course of Business; (h) the terms and conditions of the Material Contracts which would not reasonably be expected to cause a Material Adverse Effect; (i) any Encumbrance to be released on or prior to Closing; (j) any Encumbrance created in favor of lenders or investors, or the collateral agent, trustee or other agent appointed to act on behalf of any lender or investor, in each case in connection with a Permitted Financing; and (k) any other Encumbrances set forth on Schedule PE.
“Permitted Financing” has the meaning given to it in Annex II.
“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.
“Post-Closing Working Capital Adjustment Payment” has the meaning given to it in Annex II.
“Pre-Closing Confidential Information” has the meaning given to it in Section 11.1.
“Pre-Closing Taxable Period” has the meaning given to it in Section 9.2(a).
“Proforma Policies” means, collectively, the proforma, and any modifications thereto provided or made available to Purchaser, of (i) Stewart Title Guaranty Company Owner Policy of Title Insurance for the State of Texas dated September 26, 2014 and (ii) Stewart Title Guaranty Company Owner Policy of Title Insurance for the State of Oklahoma dated September 16, 2014.
“Project” means the approximately 249.9 megawatt wind power electric generating facility located in Hansford and Ochiltree Counties, Texas, including any ongoing development and construction with respect thereto.
“Project Company” has the meaning given to it in the Recitals.
“Project Company Interests” has the meaning given to it in the Recitals.
“Project Site” means the portions of the Property on which the Facility is located.
“Projections” has the meaning given to it in Section 5.23.
“Property” means the real property owned or leased by the Acquired Companies, including leasehold interests, easements and rights-of-way appertaining or related thereto, including, without limitation, all of the real property legally described in the Land Contracts listed on Schedule 5.12(b).
“Property Taxes” has the meaning given to it in Section 9.2(b).

“Purchase Price” has the meaning given to it in Annex II.
“Purchase Price Allocation Schedule” has the meaning given to it in Section 2.3.
“Purchaser” has the meaning given to it in the preamble.
“Purchaser Confidential Information” means the terms and conditions of this Agreement and, from and after the Closing (a) any and all non-public information of a technical, commercial or business nature that relates to the Acquired Companies or the assets of the Acquired Companies, (b) any and all other information provided by Purchaser to Seller relating to the operation of Purchaser’s or its other Affiliates’ businesses, and (c) any and all other information provided by Purchaser to Seller, which is subject to the Confidentiality Agreement, in each case, excluding any information relating to the Excluded Items.
“Purchaser Consents” means the Consents set forth in Schedule 7.1.
“Purchaser Indemnified Parties” has the meaning given to it in Section 10.1(a).
“Purchaser Material Adverse Effect” means any fact, event, circumstance, condition, change or effect that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, operations, assets, properties or condition (financial or otherwise) of the Purchaser, or (ii) Purchaser’s ability to consummate the transactions contemplated by this Agreement and the other Transaction Documents; provided, however, that in determining whether a Purchaser Material Adverse Effect has occurred, there shall not be taken into account any effect resulting from (a) any change in economic or business conditions generally, financial markets generally or in the industry or markets in which Purchaser operates or is involved, (b) any change in general legal, regulatory or political conditions, including any commencement, continuation or escalation of war, material armed hostilities or terrorist activities or other material international or national calamity or act of terrorism directly or indirectly involving or affecting the United States, (c) any changes in accounting rules or principles (or any interpretations thereof), including changes in GAAP, (d) any change in any Laws (including Environmental Laws), (e) any increases in the costs of commodities or supplies or decreases in the price of electricity and/or capacity, (f) the announcement of the execution of this Agreement (or any other Transaction Document) or the sale of the Acquired Companies, or the pendency of or consummation of the transactions contemplated by this Agreement or any other Transaction Document, or any actions required to be taken hereunder or thereunder, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of Purchaser, to the extent due to the announcement and performance of this Agreement (or any other Transaction Document) or the identity of Seller or the Acquired Companies, or the consummation of the transactions contemplated by this Agreement or any other Transaction Document, and (g) any actions to be taken pursuant to or in accordance with this Agreement or any other Transaction Document; provided, however, that in the case of the foregoing clauses (a), (b) and (e) any such fact, event, circumstance, condition, change or event may be taken into consideration in determining whether a Material Adverse Effect has occurred if affecting Purchaser in a materially disproportionate manner relative to other Persons operating in the electricity generating, transmission or distribution industry in which Purchaser operates.

“Purchaser Taxes” has the meaning given to it in Section 9.2(c).
“Release” means any release, spill, emission, migration, leaking, pumping, pouring, emptying, escaping, injection, deposit, disposal, discharge, dispersal or leaching of any Hazardous Materials into the environment, to the extent giving rise to liability under applicable Environmental Laws.
“Representatives” means, as to any Person, its officers, directors, employees, counsel, accountants, financial advisers, insurers, financing sources and consultants.
“Rules” has the meaning given to it in Section 12.15(c)(i).
“Schedules” means the disclosure schedules attached to this Agreement.
“Seller” has the meaning given to it in the preamble.
“Seller Confidential Information” means the terms and conditions of this Agreement and, from and after the Closing, (a) any and all information provided by Seller to Purchaser and identified by Seller as confidential that is not related solely to the Acquired Companies or the assets of the Acquired Companies, (b) any and all other information provided by Seller to Purchaser relating to the operation of Seller’s or its other Affiliates’ businesses, and (c) any and all other information provided by Seller to Purchaser, which is subject to the Confidentiality Agreement (other than information relating to the Acquired Companies).
“Seller Consents” means the Consents set forth in Schedule 7.1.
“Seller Indemnified Parties” has the meaning given to it in Section 10.1(b).
“Settlement” has the meaning given to it in Section 10.8(b).
“Straddle Taxable Period” has the meaning given to it in Section 9.2(a).
“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, ad valorem, sales and use, employment, social security, disability, occupation, property, severance, value added, transfer, capital stock, excise or other taxes imposed by or on behalf of any Governmental Authority, including any interest, penalty or addition thereto.
“Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) supplied or required to be supplied to any Taxing Authority with respect to Taxes, including amendments thereto.
“Taxing Authority” means, with respect to any Tax, the Governmental Authority or that imposes such Tax, and the Governmental Authority charged with the collection of such Tax for such entity or subdivision.
“Third Party Claim” has the meaning given to it in Section 10.8(a).

“Third Party Payment” has the meaning given to it in Section 10.3(b).
“Title Company” means Stewart Title Guaranty Company.
“Title Policy” means, an “extended” Coverage Owner’s Policy of Title Insurance or Leasehold Policy of Title Insurance (all such title insurance policies, collectively, the “Title Policy”) as applicable, in each case (i) in current form available in the state in which such Property is located (including preprinted exceptions thereto), (ii) issued by the Title Company, and (iii) to insure each such Property for the amount of the allocated value for such Property as set forth in the Purchase Price Allocation Schedule, subject only to the Permitted Encumbrances (or providing affirmative coverage over, or an endorsement with respect to, any liens that are not otherwise Permitted Encumbrances, provided such affirmative coverage or endorsement is offered by the Title Company with commercially reasonable terms that do not include an indemnity from the Seller, NextEra Energy Resources, LLC or any Affiliate of either party as condition to issuance).
“Transaction Documents” means this Agreement, each of the officer certificates required by this Agreement to be delivered as Closing Conditions and each of the Contracts which are Exhibits to this Agreement.
“Transaction Materials” has the meaning given to it in Section 8.2(c).
“Transfer Taxes” means all transfer, sales, use, goods and services, value added, documentary, stamp duty, gross receipts, excise, transfer and conveyance Taxes and other similar Taxes, duties, fees or charges.
“Treasury Regulations” means one or more treasury regulations promulgated under the Code by the Treasury Department of the United States.
“Wind Energy Purchase Agreement” means that certain Wind Energy Purchase Agreement between Southwestern Public Service Company and the Company, dated July 10, 2013, as amended from time to time.
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